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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
       SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                CHICAGO AND NORTH WESTERN TRANSPORTATION COMPANY
                           (NAME OF SUBJECT COMPANY)

                CHICAGO AND NORTH WESTERN TRANSPORTATION COMPANY
                     (NAMES OF PERSON(S) FILING STATEMENT)

                            ------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  167155 10 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                ROBERT SCHMIEGE
          CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                CHICAGO AND NORTH WESTERN TRANSPORTATION COMPANY
                             165 NORTH CANAL STREET
                          CHICAGO, ILLINOIS 60606-1551
                                 (312) 559-7000

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                With a copy to:

                              PAUL J. MILLER, ESQ.
                         SONNENSCHEIN NATH & ROSENTHAL
                                8000 SEARS TOWER
                            CHICAGO, ILLINOIS 60606
                                 (312) 876-8074

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ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject company is Chicago and North Western Transportation Company, a Delaware corporation (the 'Company'). The address of the Company's principal executive offices is 165 North Canal Street, Chicago, Illinois 60606-1551. The title of the class of securities to which this Statement relates is the common stock, par value $.01 per share (the 'Shares'), of the Company.

ITEM 2. TENDER OFFER OF THE BIDDER

     This Statement relates to a tender offer by UP Rail, Inc. (the 'Purchaser'), a Utah corporation and an indirect wholly-owned subsidiary of Union Pacific Corporation, a Utah corporation ('Union Pacific'), disclosed in a Tender Offer Statement on Schedule 14D-1 (the 'Schedule 14D-1'), dated March 23, 1995, to purchase all of the outstanding Shares at a price of $35 per Share, net to the seller in cash (such price, or such higher amount per Share as may be payable in the Offer, being referred to herein as the 'Offer Price'), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 23, 1995 (the 'Offer to Purchase'), and the related Letter of Transmittal (which, as amended from time to time, together constitute the 'Offer'), which have been filed with the Securities and Exchange Commission ('SEC') as Exhibits 1 and 2, respectively, to this Schedule 14D-9.

     The Offer is conditioned upon, among other things, (i) there having been validly tendered and not withdrawn prior to the expiration of the Offer, that number of Shares which, when added to the shares of non-voting common stock, $.01 par value per share ('Non-Voting Shares'), of the Company beneficially owned by Union Pacific or the Purchaser (assuming conversion of such Non-Voting Shares into Shares), constitutes at least a majority of the Shares outstanding on a fully diluted basis (assuming conversion of the Non-Voting Shares into Shares) (the 'Minimum Condition') and (ii) the Interstate Commerce Commission's ('ICC') approval of Union Pacific's and the Company's application for an order authorizing the common control of the rail subsidiaries of Union Pacific and the Company having become final and effective prior to the expiration of the Offer (the 'ICC Final Approval Condition'). As of the close of business on March 22, 1995, the Purchaser beneficially owned 12,835,304 Non-Voting Shares representing approximately 27.48% of the Shares outstanding on a fully diluted basis (assuming conversion of the Non-Voting Shares into Shares and exercise of outstanding stock options). See Section 10 of the Offer to Purchase under the caption 'THE OFFER--Conditions of the Offer.'

     The Offer is being made pursuant to the terms of an Agreement and Plan of Merger, dated as of March 16, 1995, by and among the Company, Union Pacific and the Purchaser (the 'Merger Agreement'). The Merger Agreement provides, among other things, for the making of the Offer by the Purchaser and further provides that, following the completion of the Offer and the satisfaction or the waiver of certain conditions set forth in the Merger Agreement, the Purchaser will be merged with and into the Company (the 'Merger' and, together with the Offer, the 'Transaction'). Following the consummation of the Merger (the 'Effective Time'), the Company will be the surviving corporation (the 'Surviving Corporation') and an indirect wholly-owned subsidiary of Union Pacific.

     The Schedule 14D-1 states that the principal executive offices of Union

Pacific and the Purchaser are located at Martin Tower, Eighth and Eaton Avenues, Bethlehem, Pennsylvania 18018.

ITEM 3. IDENTITY AND BACKGROUND

     (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Except as described below or incorporated by reference herein, to the knowledge of the Company, as of the date hereof, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) the Purchaser or its executive officers, directors or affiliates.

     Certain information with respect to certain contracts, agreements, arrangements or understandings between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) the Purchaser or its executive officers, directors or affiliates is set forth in Annex I to this Schedule 14D-9 and is hereby incorporated herein by reference.

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     In addition, certain contracts, agreements, arrangements and understandings and certain actual and potential conflicts of interest between the Company and certain of its directors, executive officers or affiliates, including contractual arrangements between the Company and Union Pacific or its affiliates and certain arrangements made in connection with the Merger Agreement, are described in the Offer to Purchase under the captions 'SPECIAL
FACTORS--Interests of Certain Persons in the Transaction' and 'THE MERGER AGREEMENT,' and such portions of the Offer to Purchase are hereby incorporated herein by reference. Such portions of the Offer to Purchase contain summaries of certain of these arrangements. Such summaries do not purport to be complete and are qualified in their entirety by reference to the full text of the appropriate agreements which have been filed with the SEC as Exhibits to this Schedule
14D-9, each of which is hereby incorporated herein by reference.

     The following is a summary of certain provisions of (i) the Merger Agreement (including the related Company Stock Option Agreement, dated March 16, 1995, by and between the Company and the Purchaser (the 'Option Agreement') and
(ii) the Confidentiality Agreement, dated March 10, 1995, by and among the Company, Union Pacific, Union Pacific Holdings, Inc. and the Purchaser (the 'Confidentiality Agreement'). Such summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement which is attached as Annex I to the Offer to Purchase, and to the full text of the Option Agreement and the Confidentiality Agreement, which have been filed with the SEC as Exhibits 3 and 4, respectively, to this Schedule 14D-9, each of which is hereby incorporated herein by reference.

MERGER AGREEMENT

     Capitalized terms not otherwise defined in the following summary shall have the meanings set forth in the Merger Agreement.


     The Offer. The Merger Agreement provides that the Purchaser will commence the Offer and that, upon the terms and subject to the prior satisfaction or waiver (except that the Minimum Condition may not be waived) of the conditions of the Offer, the Purchaser will purchase all Shares validly tendered pursuant to the Offer. The Merger Agreement provides that, without the written consent of the Company (such consent to be authorized by the Board of Directors or a duly authorized committee thereof), the Purchaser will not decrease the Offer Price, decrease the number of Shares sought in the Offer, waive the Minimum Condition, or amend any condition of the Offer in a manner adverse to the holders of Shares except that if on the initial scheduled expiration date of the Offer (as it may be extended), all conditions to the Offer shall not have been satisfied or waived, the Offer may be extended from time to time until June 30, 1995 without the consent of the Company. In addition, the Merger Agreement provides that, without the consent of the Company, the Offer Price may be increased and the Offer may be extended to the extent required by law in connection with such an increase in the Offer Price.

     The Merger. The Merger Agreement provides that, subject to the terms and conditions thereof, at the Effective Time, the Purchaser will be merged with and into the Company and the Company will become an indirect wholly owned subsidiary of Union Pacific. As a result of the Merger, the separate corporate existence of the Purchaser will cease and the Company will continue as the Surviving Corporation and will continue to be governed by Delaware law. The Merger will have the effects set forth under Delaware Law (as defined below) and the Utah Business Corporation Act ('Utah Law').

     The respective obligations of Union Pacific and the Purchaser, on the one hand, and the Company, on the other hand, to effect the Merger are subject to the satisfaction on or prior to the Closing Date of the following conditions:
(i) the Merger Agreement shall have been approved and adopted by the requisite vote of the holders of Shares, if required by applicable law and the Company's Restated Certificate of Incorporation, in order to consummate the Merger; (ii) no statute, rule, order, decree or regulation shall have been enacted or promulgated by any foreign or domestic government or any governmental agency or authority of competent jurisdiction which prohibits the consummation of the Merger and all foreign or domestic governmental consents, orders and approvals required for the consummation of the Merger and the transactions contemplated by the Merger Agreement will have been obtained and will be in effect at the Effective Time; (iii) there will be no order or injunction of a foreign or United States Federal or state court or other governmental authority of competent jurisdiction in effect precluding, restraining, enjoining or prohibiting consummation of the Merger and there will be no suit, action, proceeding or investigation by a governmental entity seeking to restrain, enjoin or prohibit the Merger; and (iv) Union Pacific, the Purchaser or their affiliates will have purchased the Shares pursuant to the Offer. In addition, the obligation of Union Pacific to effect the Merger is subject to the ICC having made a

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determination that the terms of the Merger are just and reasonable or having issued a declaratory order that no such determination is required.

     The Merger Agreement provides that as of the Effective Time, each issued and outstanding share of Common Stock (other than Shares that are owned by the Company as treasury stock and any Shares owned by Union Pacific, the Purchaser or any other wholly owned subsidiary of Union Pacific) will be converted into the right to receive the Offer Price, without interest.

     Pursuant to the Merger Agreement, the issued and outstanding shares of common stock, par value $.01 per share, of the Purchaser will be converted into and become such number of fully paid and non-assessable shares of common stock of the Surviving Corporation as the Company had outstanding immediately prior to the Effective Time.

     The Company's Board of Directors. The Merger Agreement provides that, promptly upon the purchase of and payment for any Shares by the Purchaser or any other subsidiary of Union Pacific pursuant to the Offer which, together with the Non-Voting Shares represents at least a majority of the outstanding Shares on a fully diluted basis (assuming conversion of the Non-Voting Shares into Shares), Union Pacific will be entitled to designate such number of directors, rounded up to the next whole number, to the Board of Directors of the Company as is equal to the product of the total number of directors on such Board (giving effect to the existing representatives of Union Pacific serving on the Board of Directors, including representatives which Union Pacific has the right to designate pursuant to the 1993 Agreement and the directors designated by Union Pacific pursuant to this sentence) multiplied by the ratio of the aggregate number of Shares and Non-Voting Shares (if any) beneficially owned by the Purchaser, Union Pacific and any of their affiliates to the total number of Shares and Non-Voting Shares (if any) then outstanding. Promptly after consummation of the Offer, the Company will, upon request of the Purchaser, use its best efforts promptly either to increase the size of the Board of Directors or, at the Company's election, secure the resignations of such number of its incumbent directors as is necessary to enable Union Pacific's designees to be so elected or appointed to the Company's Board, and will cause Union Pacific's designees to be so elected or appointed. The Merger Agreement also provides that the Company will cause persons designated by Union Pacific to constitute the same percentage (rounded up to the next whole number) as is on the Company's Board of Directors of (i) each committee of the Company's Board of Directors, (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board, in each case only to the extent permitted by applicable law or the rules of any stock exchange on which the Shares are listed. Notwithstanding the foregoing, until the Effective Time, the Company and Union Pacific will use all reasonable efforts to retain as members of the Board of Directors at least three directors who were directors of the Company on the date of the Merger Agreement and were not representatives of Union Pacific (or certain replacements) (the 'Company Directors'); provided, that subsequent to the purchase of and payment for Shares pursuant to the Offer, Union Pacific will always have its designees represent at least a majority of the entire Board of Directors. The concurrence of a majority of the Company Directors will be required for any amendment or termination of the Merger Agreement by the Company, any waiver of any of the Company's rights thereunder, any extension of the time for performance of Union Pacific's or the Purchaser's obligations or other acts thereunder, or any other action taken by the Company's Board of Directors in connection with the Merger Agreement (including actions to enforce the Merger Agreement). If there are no such directors notwithstanding the reasonable best efforts of the other directors to appoint Company Directors, such actions may be effected by majority vote of the entire Board of Directors of the Company. The Company's obligation to appoint the Purchaser's designees to the Board of Directors is subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

     Stockholders' Meeting. Pursuant to the Merger Agreement, the Company will, if required by applicable law in order to consummate the Merger, duly call, give notice of, convene and hold a special meeting of its stockholders (the 'Special Meeting') as soon as practicable following the acceptance for payment and purchase of Shares by the Purchaser pursuant to the Offer for the purpose of considering and taking action upon the Merger Agreement. The Merger Agreement provides that the Company will, if required by applicable law in order to consummate the Merger, prepare and file with the SEC a preliminary proxy or information statement relating to the Merger and the Merger Agreement and use its best efforts (i) to obtain and furnish the information required to be included by the SEC in the Proxy Statement (as defined below) and, after consultation with Union Pacific, to respond promptly to any comments made by the SEC with respect to the preliminary proxy or information statement and cause a definitive proxy or information statement (the 'Proxy Statement') to be

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mailed to its stockholders and (ii) to obtain the necessary approvals of the
Merger and the Merger Agreement by its stockholders. The Company has agreed, subject to the fiduciary obligations of the Board under applicable law as advised by independent counsel, to include in the Proxy Statement the recommendation of the Board that stockholders of the Company vote in favor of the approval of the Merger and the adoption of the Merger Agreement. Following the consummation of the Offer and receipt of the ICC Final Approval, Union Pacific will convert or cause to be converted all of its Non-Voting Shares into Shares and will vote, or cause to be voted, all of the Shares then owned by it, the Purchaser or any of its other subsidiaries and affiliates in favor of the approval of the Merger and the adoption of the Merger Agreement.

     The Merger Agreement provides that in the event that Union Pacific, the Purchaser or any other permitted assignee of the Purchaser acquires at least 90% of the outstanding Shares, pursuant to the Offer, the Option Agreement, the conversion of Non-Voting Shares into Shares or, subsequent to the consummation of the Offer, by any other means, Union Pacific, the Purchaser and the Company agree, at the request of Union Pacific and subject to the terms of the Merger Agreement, to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of stockholders of the Company, in accordance with Utah Law and Delaware Law. In connection therewith, Union Pacific and the Company entered into the Option Agreement, pursuant to which, subject to Union Pacific having previously acquired at least 85% of the outstanding Shares (assuming conversion of the Non-Voting Shares into Shares) and other conditions set forth therein, the Purchaser will have the right to purchase from the Company at the per Share price paid in the Offer a sufficient number of Shares such that such Shares purchased pursuant to the Option Agreement, together with all Shares owned by Union Pacific or the Purchaser, would represent at least 90.01% of the outstanding Shares and permit the Merger to be effected in accordance with Utah Law and Delaware Law. Union Pacific has agreed to effect the Merger without a meeting of stockholders of the Company promptly following the exercise of the option under the Option Agreement.


     Interim Operations. In the Merger Agreement, the Company has agreed that, except as expressly provided in the Merger Agreement or consented to in writing by Union Pacific, prior to the time the directors of the Purchaser have been elected to, and shall constitute a majority of, the Board of Directors of the
Company: (i) the business of the Company and its subsidiaries will be conducted only in the ordinary and usual course consistent with past practice and, to the extent consistent therewith, each of the Company and its subsidiaries will use its reasonable best efforts to preserve its business organization intact and maintain its existing relations with customers, suppliers, employees, creditors and business partners; (ii) the Company will not, directly or indirectly, split, combine or reclassify the outstanding Shares, Non-Voting Shares or any outstanding capital stock of any of the subsidiaries of the Company; (iii) neither the Company nor any of its subsidiaries will (a) amend its articles of incorporation or by-laws or similar organizational documents; (b) except as set forth in the disclosure schedule to the Merger Agreement (the 'Disclosure Schedule'), declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock (other than dividends paid by a wholly-owned subsidiary in the ordinary course of business consistent with past practice); (c) issue, sell, transfer, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or its subsidiaries, other than issuances pursuant to the exercise of Options outstanding on the date of the Merger Agreement or pursuant to the conversion of the Non-Voting Shares into Shares; (d) transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any material assets other than in the ordinary and usual course of business and consistent with past practice, or incur or modify any material indebtedness; (e) except as set forth in the Disclosure Schedule, redeem, purchase or otherwise acquire directly or indirectly any of its capital stock; (f) except as set forth in the Disclosure Schedule, promote any employee or grant any increase in the compensation payable or to become payable by the Company or any of its subsidiaries to any employee, except for certain compensation increases (1) required by collective bargaining agreements or (2) constituting annual raises for non-executive officers not to exceed 4%, or adopt any new or amend or otherwise increase or accelerate the payment or vesting of the amounts payable or to become payable under any existing bonus, incentive compensation, deferred compensation, severance, profit sharing, stock option, stock purchase, insurance, pension, retirement or other employee benefit plan agreement or arrangement; (g) enter into any, or amend any existing, employment or severance agreement with or, except in accordance with the existing written policies of the Company, grant any severance or termination pay to any officer, director or employee of the Company or any of its subsidiaries;
(h) modify, amend or terminate any of its material Company Agreements or waive, release or

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assign any material rights or claims, except in the ordinary course of business and consistent with past practice; (i) permit any material insurance policy naming the Company or any of its subsidiaries, as a beneficiary or a loss payable payee to be cancelled or terminated without notice to Union Pacific, except in the ordinary course of business and consistent with past practice; (j) incur or assume any long-term debt in excess of $1,000,000 in the aggregate, or, except in the ordinary course of business, incur or assume any short-term indebtedness in amounts not consistent with past practice; (k) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except in the ordinary course of business and consistent with past practice; (l) make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly owned subsidiaries of the Company or customary loans or advances to employees in accordance with past practice); (m) except as disclosed in the Disclosure Schedule, enter into any material commitment or transaction (including, but not limited to, any borrowing, capital expenditure or purchase, sale or lease of assets) other than capital expenditures pursuant to the Company's capital expenditures budget that aggregate since December 31, 1994 not more than $75,000,000; (n) change any of the accounting principles used by it unless required by GAAP; (o) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligations, (1) in the ordinary course of business and consistent with past practice, of claims, liabilities or obligations reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of the Company and its consolidated subsidiaries, (2) incurred in the ordinary course of business and consistent with past practice, or (3) which are legally required to be paid, discharged or satisfied (provided that if such claims, liabilities or obligations referred to in this clause (3) are legally required to be paid and are also not otherwise payable in accordance with clauses (1) or (2) above, the Company will notify Union Pacific in writing if such claims, liabilities or obligations exceed, individually or in the aggregate, $10,000,000 in value, reasonably in advance of their payment); (p) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries or any agreement relating to a Takeover Proposal (as defined below) (other than the Merger); or
(q) enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing.

     No Solicitation. In the Merger Agreement, the Company has agreed that neither the Company nor any of its subsidiaries or affiliates will, and the Company (and its subsidiaries and affiliates) will use their best efforts to ensure that their respective officers, directors, employees, investment bankers, attorneys, accountants and other agents do not, directly or indirectly, initiate, solicit, or encourage, or take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Takeover Proposal of the Company or any subsidiary or affiliate or an inquiry with respect thereto. The Company also agreed that it will, and will cause its subsidiaries and affiliates to, immediately cease and cause to be terminated all existing discussions and negotiations, if any, with any parties conducted prior to the date of the Merger Agreement with respect to any Takeover Proposal relating to the Company. The Merger Agreement provides that the Company may engage in discussions and negotiations with, or provide any information or data to, a third party concerning an unsolicited Takeover Proposal for the Company or any subsidiary or affiliate if the Board of Directors of the Company determines, based on the opinion of outside legal counsel, that the failure to engage in such negotiations or discussions or provide such information would likely result in a breach of the fiduciary duties of the Board of Directors under applicable law. The Company has agreed to notify Union Pacific and the Purchaser of any such offers or proposals (including Takeover Proposals) within 24 hours of the receipt thereof, unless the Board determines, based on the opinion of outside legal counsel to the Company, that giving such notice would result in a breach of the Board of Directors' fiduciary duties under applicable law. The Merger Agreement provides that the Company or the Board of Directors may make certain disclosures and communications that the Company determines, pursuant to an opinion of legal counsel, the Board of Directors would likely be required by its fiduciary duties or otherwise to make under applicable law. As used in the Merger Agreement, 'Takeover Proposal' when used in connection with any person means any tender or exchange offer involving such person, any proposal for a merger, consolidation or other business combination involving such person or any subsidiary of such person, any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the business or assets of, such person or any subsidiary of such person, any proposal or offer with respect to any recapitalization or restructuring with respect to such person or any subsidiary of such person or any

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proposal or offer with respect to any other transaction similar to any of the foregoing with respect to such person or any subsidiary of such person; provided, however, that, as used in the Merger Agreement, the term 'Takeover Proposal' shall not apply to any transaction of the type described above involving Union Pacific, the Purchaser or their affiliates.

     Directors' and Officers' Insurance and Indemnification. In the Merger Agreement, Union Pacific has agreed that at all times after consummation of the Offer, it will indemnify, or will cause the Company (or the Surviving Corporation if after the Effective Time) and its subsidiaries to indemnify, each person who is now, or has been at any time prior to the date of the Merger Agreement, an employee, agent, director or officer of the Company or of any of the Company's subsidiaries, successors and assigns (individually an 'Indemnified Party' and collectively the 'Indemnified Parties'), to the same extent and in the same manner as is now provided in the respective charters or by- laws of the Company and such subsidiaries or otherwise in effect on the date of the Merger Agreement, with respect to any claim, liability, loss, damage, cost or expense (whenever asserted or claimed) ('Indemnified Liability') based in whole or in part on, or arising in whole or in part out of, any matter existing or occurring at or prior to the Effective Time. Union Pacific will, and will cause the Company (or the Surviving Corporation if after the Effective Time) to, maintain in effect for not less than six years after consummation of the Offer the current policies of directors' and officers' liability insurance maintained by the Company and its subsidiaries on the date of the Merger Agreement (provided that Union Pacific may substitute therefor policies having at least the same coverage and containing terms and conditions which are no less advantageous to the persons currently covered by such policies as insured) with respect to matters existing or occurring at or prior to the Effective Time; provided, however, that if the aggregate annual premiums for such insurance at any time during such period will exceed 300% of the per annum rate of premium currently paid by the Company and its subsidiaries for such insurance on the date of the Merger Agreement, then Union Pacific will cause the Company (or the Surviving Corporation if after the Effective Time) to, and the Company (or the Surviving Corporation if after the Effective Time) will, provide the maximum coverage that is then available at an annual premium equal to 300% of such rate, and Union Pacific, in addition to the indemnification provided above, will indemnify the Indemnified Parties for the balance of such insurance coverage on the same terms and conditions as though Union Pacific were the insurer under those policies. Without limiting the foregoing, in the event any Indemnified Party becomes involved in any capacity in any action, proceeding or investigation based in whole or in part on, or arising in whole or in part out of, any matter, including the transactions contemplated by the Merger Agreement, existing or occurring at or prior to the Effective Time, then to the extent permitted by law Union Pacific will, or will cause the Company (or the Surviving Corporation if after the Effective Time) to, periodically advance to such Indemnified Party its legal and other expenses (including the cost of any investigation and preparation incurred in connection therewith), subject to the provision by such Indemnified Party of an undertaking to reimburse the amounts so advanced in the event of a final determination by a court of competent jurisdiction that such Indemnified Party is not entitled thereto.

     Conversion of Non-Voting Shares. Pursuant to the Merger Agreement, the Company has agreed to (i) acquiesce in the Labor Condition and the Soo Condition (as such terms are defined below) contained in the ICC's decision in Finance Docket No. 32133 served on March 7, 1995, subject to the consummation of the Offer and (ii) cooperate with Union Pacific, and join in any filings or submissions to the ICC, in connection with obtaining the ICC Final Approval, provided that prior to consummation of the Offer, neither the Company nor Union Pacific waive any rights under the Stockholders Agreement with respect to conditions contained in the Final ICC Approval. Under the Stockholders Agreement, the Company is obligated to acquiesce in the Labor Condition and the Soo Condition on the terms described in clause (y) of the following sentence. The Merger Agreement also provides that on or after April 6, 1995 (provided no stays have been entered by any court or by the ICC prior to such time) or on such later date that the parties receive the ICC Final Approval, and if either
(x) the Offer has been consummated or (y) the cost of compliance with the Soo Condition contained in the ICC Final Approval can reasonably be determined and Union Pacific shall have fully and adequately indemnified the Company and its affiliates with respect to the cost of compliance with the Soo Condition and the cost of improper assertions of rights to labor protection under the Labor Condition (and subject to the Company's right to determine with Union Pacific the allocation between Union Pacific and the Company of costs of compliance with the Labor Condition), the Company will convert Purchaser's Non-Voting Shares into Shares and appoint two designees of Union Pacific to the Board of Directors.

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     ICC Determination.  Pursuant to the Merger Agreement, the Company has
agreed to support, and if requested by Union Pacific, to join in, the application of Union Pacific to the ICC requesting a determination that the terms of the Merger are just and reasonable or, alternatively, a declaratory order of the ICC that no such determination is required, and the Company has agreed to take such further action as is necessary or desirable to obtain such determination or order.

     Compensation and Benefits. Pursuant to the Merger Agreement, Union Pacific has agreed to cause the Surviving Corporation and its subsidiaries to honor and assume the Change of Control Employment Agreements listed in the Disclosure Schedule (the 'Change of Control Employment Agreements'). If Union Pacific notifies the Company prior to the Effective Time that Union Pacific wishes to substitute alternate contractual arrangements (to become effective as of the Effective Time) with one or more of the employees who currently have Change of Control Employment Agreements, the Company has agreed to use its best efforts to facilitate Union Pacific's negotiations with any such employee and to cooperate in making any such contractual changes which are agreed upon by Union Pacific and such employee. Each individual employee who (i) receives a lump sum payment in cash of all benefits under Section 5(a) of a Change of Control Employment Agreement, (ii) agrees to amend certain agreements with the Company and Union Pacific to terminate such agreements as of the Effective Time, and to waive all rights thereunder, and (iii) waives any claims against the Company, except for certain routine benefit claims and certain indemnification claims under the Merger Agreement, will also receive a Separate Payment from the Company representing his or her individual share of $15 million on a pro rata basis in the proportion that his or her individual 1995 annualized compensation bears to the total 1995 annualized compensation of all of the 27 executives who have Change of Control Employment Agreements, subject to certain tax adjustments.

     Under the Merger Agreement, no employee of the Company who is not an executive officer of the Company and whose compensation or benefits are not the subject of a collective bargaining agreement, and who has not entered into a Change of Control Employment Agreement with the Company will be terminated within 18 months of the Effective Date for the sole purpose of a reduction in the workforce without being permitted to participate in a two-part cash severance program (voluntary and involuntary) consistent with, and no less generous than, that offered by Union Pacific to certain of its employees in December 1994, under the Union Pacific Railroad Company Marketing and Sales Department 1994 Voluntary Force Reduction Program.

     Pursuant to the Merger Agreement, Union Pacific, the Purchaser and the Company agreed that (i) each employee of the Company who is eligible to participate in one or more of the Retirement Plans will, until December 31, 1995, continue to be eligible to participate in each Retirement Plan in which he was eligible to participate as of the date of the Merger Agreement, subject to the terms and conditions of the applicable Retirement Plan as in effect from time to time, and under the Savings Program, the 1995 Company contribution will be based upon the 1995 first quarter contribution base multiplied by four, (ii) each of the Retirement Plans will be amended to provide that no benefits will accrue thereunder after December 31, 1995, (iii) effective January 1, 1996, each employee of the Company who was an active participant in the Company's Pension Plan as of December 31, 1995 will become a participant in the Pension Plan for Salaried Employees of Union Pacific Corporation and Affiliates (the 'UPPP') and will be credited thereunder (A) with compensation paid by the Company before January 1, 1996, as determined in accordance with the terms of the Pension Plan as in effect on the date of the Merger Agreement, (B) for eligibility, vesting, retirement eligibility, and benefit accrual purposes, with the service with which he was credited for such purposes under the Pension Plan as of December 31, 1995, and (C) with compensation and service from and after January 1, 1996, in accordance with the applicable provisions of the UPPP; provided that the benefits to which each such employee shall be entitled under the UPPP shall be reduced by certain amounts as provided in the Pension Plan and the actuarial equivalent of certain benefits provided under certain other Retirement Plans,

(iv) effective January 1, 1996, each employee of the Company who was an active participant in the Savings Program as of December 31, 1995 will be eligible to participate in the Union Pacific Corporation Thrift Plan (the 'Thrift Plan') and will receive credit, for eligibility and vesting purposes, with the service he was credited with under the Savings Program as of December 31, 1995, and for service from and after January 1, 1996, and (v) from and after January 1, 1996, each employee of the Company on that date who was an active participant in the Executive Retirement Plan, the Excess Benefit Plan, or both, as of December 31, 1995 will be entitled to participate in any excess benefit or other unfunded deferred compensation plan that supplements the UPPP or the Thrift Plan and in which similarly situated employees of Union Pacific are then entitled to participate.

     Pursuant to the Merger Agreement, each of the Company's employee benefit plans will be amended to provide that if an employee of the Company as of the date of the Merger Agreement, whose compensation or benefits at such date are not the subject of a collective bargaining agreement (a 'Nonagreement Employee'), is transferred to employment with Union Pacific or the Purchaser after such date and before January 1, 1996, the Nonagreement Employee will be permitted to participate in such plan pursuant to the terms of such plan and will not be prohibited from such participation solely by reason of such transfer, provided that the Nonagreement Employee is otherwise eligible to participate in the plan in accordance with the terms and conditions thereof. In addition, except to the extent otherwise provided in the Merger Agreement, from and after January 1, 1996, each Nonagreement Employee of the Company at the Effective Time who is a Nonagreement Employee of Union Pacific, the Purchaser, or the Company on January 1, 1996 will be entitled to participate in, and to receive benefits under, the employee benefit plans of the Company, Union Pacific, and the Purchaser, in accordance with terms and conditions that are comparable to the terms and conditions that apply to similarly situated employees of the Purchaser or Union Pacific. Except with respect to the Retirement Plans, each employee of the Company whose compensation or benefits are not subject to a collective bargaining agreement will at all times on and after January 1, 1996 be given full credit for all past service under all employee benefit plans of Union Pacific, the Purchaser and all affiliates to the extent to which credit is given for such service under the Company's similar benefit plans, subject to reduction for any benefits to which such employee is entitled from the Company under its similar benefit plans.

     Pursuant to the Merger Agreement, the Company will, after the Closing, pay bonuses under its Bonus Plan in an amount determined by projecting to December 31, 1995 the Company's performance through the date of Closing and prorating the resulting bonus amounts to the date of Closing.

     Pursuant to the Merger Agreement, with respect to options granted under its equity incentive plans (the 'Plans'), its Rollover Option Agreements or otherwise (collectively the 'Options') the Company has agreed to (i) terminate the Plans immediately prior to the Effective Time; (ii) grant no additional Options after the date of the Merger Agreement; (iii) use its best efforts to obtain the consent of Option holders to cancel the Options (whether or not exercisable) the Company does not have the right to cancel; and (iv) cancel those Options (whether or not exercisable) it has the right to cancel. The prior sentence will not apply to Options (i) with respect to which the holder agrees to exercise limited stock appreciation rights ('LSARs') prior to the Effective Time and (ii) Options held by employees of the Company that Union Pacific has agreed to employ, and who agree that their Options will be exchanged for options of Union Pacific Common Stock (the 'Union Pacific Options') of similar value. The Company will pay to each holder of an Option to purchase Shares (other than those cancelled pursuant to LSAR exercises or in exchange for Union Pacific Option grants) that is cancelled at the Effective Time (whether or not then presently exercisable, and whether or not the Company had the right to cancel the Option, provided that the holder of the Option has consented, if such consent is required) in consideration of the cancellation thereof, an amount in cash equal to the product of (i) the excess, if any, of the Offer Price over the exercise price per Share of each such Option and (ii) the number of Shares covered by such Option.

     Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Union Pacific and the Purchaser with respect to, among other things, its organization, authorization, capitalization, financial statements, public filings, employee benefit plans, compliance with laws, litigation, tax matters, environmental matters, consents and approvals, the opinion of the Company's financial advisor, and the absence of certain events, except as disclosed or provided for in the Disclosure Schedule, the Company's Form 10-K or its Annual Report to Stockholders for the fiscal year ended December 31, 1994 (including financial statements, exhibits and schedules included or expressly incorporated by reference therein on or prior to the date of the Merger Agreement) as filed with the SEC or delivered to Union Pacific in draft form prior to the date of the Merger Agreement, in certain cases having, or which would be reasonably likely to have, individually or in the aggregate, a material adverse effect on the Company and its subsidiaries, taken as a whole.

     Termination; Fees. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the stockholders of the Company, (a) by mutual consent of the Board of Directors of Union Pacific and the Company, (b) by either the Board of Directors of Union Pacific or the Board of Directors of the Company (i) if Shares have not been purchased pursuant to the Offer on or prior to June 30, 1995, provided that such right to terminate will not be available to any party whose failure to fulfill any material obligation under the Merger Agreement was the cause of, or resulted in, the failure of Union Pacific or the

Purchaser, as the case may be, to purchase the Shares pursuant to the Offer on or before such date; or (ii) if any governmental entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties will use their reasonable efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action shall have become final and non-appealable, (c) by the Board of Directors of the Company (i) if, prior to the purchase of Shares pursuant to the Offer, the Board of Directors of the Company shall have withdrawn (or modified or changed in a manner adverse to Union Pacific or the Purchaser) its approval or recommendation of the Offer, the Merger Agreement or the Merger in order to approve and permit the Company to execute a definitive agreement relating to a Takeover Proposal, and determined, based on an opinion of outside legal counsel to the Company, that the failure to take such action would likely result in a breach of its fiduciary duties under applicable law; or (ii) if, prior to the purchase of Shares pursuant to the Offer, Union Pacific or the Purchaser breaches or fails in any material respect to perform or comply with any of its material covenants and agreements contained in the Merger Agreement or breaches its representations and warranties in any material respect; (iii) if Union Pacific or the Purchaser shall have terminated the Offer, or the Offer shall have expired, without Union Pacific or the Purchaser, as the case may be, purchasing any Shares pursuant thereto; provided, that the Company may not terminate the Merger Agreement pursuant to this clause (iii) if the Company is in material breach of the Merger Agreement; (d) by the Board of Directors of Union Pacific (i) if (A) prior to the purchase of Shares pursuant to the Offer, the Board of Directors of the Company shall have withdrawn or modified or changed (including by amendment of the Schedule 14D-9) in a manner adverse to Union Pacific or the Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger, or shall have recommended a Takeover Proposal, or shall have executed an agreement in principle (or similar agreement) or definitive agreement providing for a Takeover Proposal or other business combination with a person or entity other than Union Pacific, the Purchaser or their affiliates (or the Board of Directors of the Company resolves to do any of the foregoing), or (B) it shall have been publicly disclosed or Union Pacific or the Purchaser shall have learned that any person, entity or 'group' (as that term is defined in Section 13(d)(3) of the Exchange Act) (an 'Acquiring Person'), other than Union Pacific or its affiliates or any group of which any of them is a member, shall have acquired beneficial ownership (determined pursuant to Rule 13d-3 promulgated under the Exchange Act), of more than 30% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted an option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 30% of any class or series of capital stock of the Company (including the Shares), or (ii) if Union Pacific or the Purchaser, as the case may be, shall have terminated the Offer, or the Offer shall have expired without Union Pacific or the Purchaser, as the case may be, purchasing any Shares thereunder, provided that Union Pacific may not terminate the Merger Agreement pursuant to this clause (ii) if it or the Purchaser has failed to purchase Shares in the Offer in violation of the material terms thereof.

     In accordance with the Merger Agreement, if (1) the Board of Directors of the Company terminates the Merger Agreement pursuant to clause (c)(i) of the immediately preceding paragraph, (2) the Board of Directors of Union Pacific terminates the Merger Agreement pursuant to clause (d)(i) of the immediately preceding paragraph, or (3) the Board of Directors of the Company terminates the Merger Agreement pursuant to clause (c)(iii) or the Board of Directors of Union Pacific shall terminate the Merger Agreement pursuant to clause (d)(ii) and within one year of any such termination under this clause (3), a Person acquires or beneficially owns a majority of the then outstanding Shares or shall have obtained representation on the Company's Board of Directors or shall enter into a definitive agreement with the Company with respect to a Takeover Proposal or similar business combination, then in any such case as described in clause (1),
(2) or (3) (each such case of termination being referred to as a 'Trigger Event'), the Company will promptly assume and pay, or reimburse Union Pacific for, all reasonable fees and expenses incurred, or to be incurred, by Union Pacific, the Purchaser and their affiliates, in connection with the Offer, the Merger and the consummation of the transactions contemplated by the Merger Agreement in an amount not to exceed $3 million in the aggregate.

CONFIDENTIALITY AGREEMENT

     In connection with the proposed Transaction, the Company, Union Pacific, Union Pacific Holdings, Inc. and the Purchaser entered into the Confidentiality Agreement on March 10, 1995. Pursuant to the Confidentiality Agreement, Union Pacific, Union Pacific Holdings, Inc. and the Purchaser (collectively, 'UP') agreed, among other things, to keep confidential certain information furnished to it by the Company and to use such information solely for the purpose of evaluating a possible transaction with the Company. (The Merger Agreement modifies this use restriction by allowing Union Pacific to also use such information for strategic and integration planning purposes.) The Confidentiality Agreement also provides, among other things, that (i) UP may disclose such information to those representatives of UP who need to know such information for purposes of evaluating a possible transaction with the Company and UP shall be responsible for any unauthorized use or disclosure by any such representative, (ii) subject to certain requirements (including prior notification of the Company), UP may disclose such information to the extent required by law, (iii) upon the Company's request, UP must promptly return all documents furnished by the Company and destroy all portions of documents, memoranda, notes and other writings based on the confidential information furnished by the Company and (iv) until March 1, 1996, UP may not solicit or employ any current officer or senior employee of the Company so long as they are employed by the Company without obtaining the prior written consent of the Company. The Confidentiality Agreement has a term of one year.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation. At a meeting held on March 16, 1995, the Board of Directors of the Company unanimously (with one director, Richard K. Davidson, who is the President of Union Pacific, absent and not voting due to such status)
(i) determined that the terms of the Offer and Merger are fair to, and in the best interests of, the Company and its stockholders (other than Union Pacific and Purchaser), (ii) approved the terms of the Merger Agreement and authorized the execution and delivery thereof, (iii) approved, to the extent required, the transactions contemplated by the Merger Agreement in order to exempt such transactions from the provisions of Section 203 of the Delaware General Corporation Law ('Delaware Law') and (iv) recommended that stockholders of the Company accept the Offer. Accordingly, the Board unanimously (with Mr. Davidson not participating) recommends that the stockholders of the Company tender their Shares pursuant to the Offer. The Merger Agreement was executed on March 16, 1995. A press release announcing the Merger Agreement and the transactions contemplated thereby and a form of letter to stockholders of the Company communicating the Board's recommendation have been filed with the SEC as Exhibits 11 and 12, respectively, to this Schedule 14D-9, each of which is hereby incorporated herein by reference.


     (b)(1) Background. A predecessor of the Company was acquired in a going-private transaction in 1989 involving the issuance and sale of Shares to various parties, including Blackstone Capital Partners, L.P. ('BCP') (an affiliate of Blackstone) and certain officers of the Company, and the sale of convertible preferred stock of the Company to the Purchaser for a purchase price of $100 million. In April 1992, the Company completed a recapitalization involving, among other things, the sale of Shares in an initial public offering. As part of such recapitalization, the Purchaser exchanged its preferred stock of the Company (and an additional cash investment in the Company of $28 million) for 10,153,304 Non-Voting Shares. In October 1992, the Purchaser purchased 182,000 Shares in the open market and in December 1992, the Purchaser purchased 2,000,000 Shares from BCP, all of such Shares having been exchanged by the Company for the same number of Non-Voting Shares. Two parties to the 1989 going-private transaction (including BCP) sold substantially all of their Shares in July 1993, 500,000 of such Shares to the Purchaser (which converted the shares into Non-Voting Shares) and the balance in a secondary public offering.

     On January 29, 1993, Union Pacific, Union Pacific Railroad Company, a wholly owned subsidiary of Parent ('UPRC'), Missouri Pacific Railroad Company, a wholly owned subsidiary of Union Pacific ('MPRR' and together with UPRC, 'UPRR'), the Company and Chicago and North Western Railway Company, a wholly owned subsidiary of the Company ('CNW Railway') filed a joint application with the ICC for an order authorizing the common control, within the meaning of the Interstate Commerce Act (the 'IC Act'), of the rail subsidiaries of the Company and Union Pacific. Union Pacific and the Company requested that the ICC issue an order that would permit Union Pacific to, among other things, convert its Non-Voting Shares into Shares, vote such Shares, acquire additional Shares if it elects to do so and (subject to the approval of the Company) coordinate further the railroad subsidiaries of Union Pacific and the Company, in each case without the need to obtain any further control authorization from the ICC (the 'Control Application').

     On December 13, 1994, the commissioners of the ICC voted to approve the Control Application, subject to a standard labor protection condition (the 'Labor Condition') and a requirement that the Soo Line Railroad Company ('Soo') be permitted to admit third parties to certain joint facilities operated by Soo and CNW

Railway (the 'Soo Condition'), and effective upon publication by the ICC of a written opinion (and the expiration of the applicable waiting period).

     On February 9, 1995, at a committee meeting of the Association of American Railroads, Robert Schmiege, Chairman, President and Chief Executive Officer of the Company, inquired of Richard K. Davidson, President of Union Pacific and Chairman and Chief Executive Officer of UPRR (and Union Pacific's designee on the Company's Board of Directors), whether Union Pacific had made any determination concerning the future of its investment in the Company. Mr. Davidson advised that, although it was his personal view that a combination of Union Pacific and the Company would be in the long-term best interests of both companies, Union Pacific had made no determination concerning its investment in the Company.


     In conversations between Carl W. von Bernuth, Senior Vice President and General Counsel of Union Pacific, and the Company's outside counsel, and between Drew Lewis, Chairman and Chief Executive Officer of Union Pacific, and Mr. Schmiege, on February 10, 1995 and February 14, 1995, respectively, Messrs. von Bernuth and Lewis confirmed that neither management nor the Board of Directors of Union Pacific had made any determination with respect to Union Pacific's investment in the Company, other than to continue to hold such position as an investment.

     On February 28, 1995, at a regularly scheduled meeting of the Board of Directors of the Company, the Board (with Mr. Davidson absent due to his status as President of Union Pacific) reviewed with management the Company's Five-Year Business Plan (the 'Business Plan') and gave preliminary consideration to the adoption of a possible stockholder rights plan. At the meeting, Mr. Schmiege discussed with the directors his conversations with Messrs. Lewis and Davidson and the status of the Control Application. Counsel to the Company reviewed with the directors the legal standards under Delaware Law applicable to board decisions in business combination transactions and reviewed the terms of a possible stockholder rights plan.

     On March 7, 1995, the ICC issued a written opinion approving the Control Application, subject to the Labor Condition and the Soo Condition. See 'THE OFFER--Certain Legal Matters; Regulatory Approvals' in the Offer to Purchase. On April 6, 1995, the ICC approval is expected to become final and effective (provided that no stays have been entered by any court or the ICC prior to such time). Also on March 7, 1995, Union Pacific and the Purchaser filed an amendment to their Schedule 13D with the SEC disclosing, among other things, (i) receipt of the ICC written opinion, (ii) Union Pacific's intention, upon the effectiveness of ICC approval and upon making provision for the conditions thereto, to designate two additional directors on an expanded nine-member Board of the Company (as provided in the 1993 Agreement described below), and to convert its Non-Voting Shares into Shares and (iii) Union Pacific's plan to seek to explore with the Company from time to time the possibility of entering into various operational arrangements and ways to enhance shareholder value, including the acquisition of all or a part of the Company.

     Later on March 7, 1995, Mr. Lewis and Mr. Davidson met with Mr. Schmiege to discuss, among other things, the possibility of exploring the acquisition by Union Pacific of the Company. Mr. Lewis indicated that he was prepared to explore a possible acquisition at a price in the lower $30 per Share range. Mr. Schmiege indicated that although the Board of Directors of the Company had not made any decision to sell the Company, he would report their conversation to the Board. On March 8, 1995, in conversations between Mr. Schmiege and Mr. Lewis, Mr. Schmiege advised that the Company's Board of Directors would meet on March 9, 1995, and Mr. Lewis arranged to call Mr. Schmiege during or after such meeting. On March 8 and 9, 1995, Messrs. Lewis and Davidson, in conversations with Mr. Schmiege, continued to express interest in a possible transaction, and outside counsel to Union Pacific and the Company had conversations regarding process.

     On March 9, 1995, the Board of Directors of the Company held a special meeting (with Mr. Davidson absent due to his status as President of Union Pacific) to consider the possibility of a transaction whereby the Company would be acquired by Union Pacific. The Board first confirmed that Blackstone had been retained to act as its exclusive financial advisor with respect to, among other things, a potential sale of the Company. The Board then reviewed the status of discussions with Union Pacific and received reports from management and Blackstone and a further review by legal counsel of the legal standards applicable to business combination transactions. Among the items discussed were
(i) Blackstone's preliminary discussion materials (the 'Blackstone Materials') presenting a range of values of the Shares based on several different analyses and methodologies (see 'SPECIAL FACTORS--Opinion of The Blackstone Group L.P.' and '--Summary of Presentation Materials to the Board' in the Offer to Purchase) and (ii) whether any sale at that time was desirable and in the best interests of the Company and the holders of its Shares. Blackstone also noted that based on a preliminary review with the Company's management of other potential strategic buyers, and given Union Pacific's existing ownership stake in the Company, the significant business relationships between Union Pacific and the Company, and the ICC's March 7, 1995 approval of the Control Application, which would likely strengthen Union Pacific's position relative to other potential railroad industry bidders since the acquisition of the Company by any other railroad would be subject to future ICC approval, viable competition to acquire the Company was unlikely to emerge. Blackstone also discussed with the Board a possible leveraged buyout or leveraged recapitalization of the Company as set forth in the Blackstone Materials, and the difficulties of financing such a transaction. After considering various factors, including the advice of Blackstone and legal counsel, it was the consensus of the Board of Directors that management of the Company enter into negotiations with Union Pacific only if Union Pacific were to make an offer which exceeded the lower $30 per Share range.

     During a recess in the meeting of the Board, Mr. Lewis contacted Mr. Schmiege and indicated that Union Pacific was prepared to pursue discussions with the Company concerning a possible transaction at a price of $34 per Share. Mr. Schmiege replied that no decision had been made to sell the Company but that he would report back to the Board of Directors of the Company and would call Mr. Lewis back later in the evening.

     The Board reconvened to consider the interest expressed by Union Pacific to acquire the Company. Counsel to the Company again advised the Board as to their fiduciary duties with respect to a possible sale of the Company to Union Pacific. The Board, with the advice of Blackstone and legal counsel, determined that although the Board might be willing to pursue discussions with Union Pacific concerning a transaction at a price of $34 per Share, Mr. Schmiege should attempt to increase the per Share consideration.

     During another recess in the meeting, Mr. Schmiege advised Mr. Lewis that the Board was prepared to negotiate a transaction for the sale of the Company and, after further discussion, the two men reached an understanding for a transaction in which Union Pacific would acquire 100% of the Shares at a price of $35 per Share, subject to, among other things, negotiation and execution of a mutually satisfactory merger agreement and approvals by Union Pacific's and the Company's respective boards of directors.

     The Board reconvened and Blackstone rendered its oral opinion that the cash consideration of $35 per Share was fair to the holders of Shares from a financial point of view. (See 'SPECIAL FACTORS--Opinion of The Blackstone Group L.P.' in the Offer to Purchase). The Board of Directors, after considering various factors, including the fairness opinion of Blackstone and legal advice of the Company's counsel, approved (with Mr. Davidson absent and not voting) a transaction in which Union Pacific would acquire 100% of the Shares at $35 per Share in cash, subject to negotiation and execution of a mutually satisfactory definitive merger agreement and approvals by Union Pacific's and the Company's respective boards of directors. The Board also authorized management to negotiate definitive terms and present a definitive merger agreement to the Board.

     Prior to the commencement of trading on March 10, 1995, the Company and Union Pacific issued a joint press release regarding their discussions. The full text of the joint press release of March 10 follows:

          CHICAGO, ILLINOIS, MARCH 10, 1995--Union Pacific Corporation (NYSE:
     UNP) and Chicago and North Western Transportation Company (NYSE: CNW) announced today that they have agreed that Union Pacific will acquire 100% of CNW's common stock at a price of $35 per share in cash. The transaction is subject, among other things, to negotiation and execution of a mutually satisfactory definitive purchase agreement and approvals by the companies' respective boards of directors.

          'I am very excited about this transaction. The Chicago and North Western is an excellent managed and maintained railroad with a great route to Chicago,' said Union Pacific Corporation Chairman and CEO Drew Lewis. 'This is a strategic move that will make Union Pacific an even greater mover of southern Powder River Basin coal, grain, intermodal and other products.'

          Union Pacific is a transportation and natural resource company based in Bethlehem, Pennsylvania, with sales of approximately $8 billion.

          The Chicago and North Western Transportation Company is the holding company for the Chicago and North Western Railway Company, a leading railroad freight hauler in the central transcontinental corridor and major transporter of coal, grain and double-stack containers.

     On March 10, 1995, the Company, Union Pacific, the Purchaser and Union Pacific Holdings, Inc., a wholly owned subsidiary of Union Pacific, entered into a confidentiality agreement pursuant to which, among other things, the Company agreed to provide to Union Pacific certain information concerning the Company and its operations for use in evaluating the Transaction and the recipients agreed to keep such information confidential.

     Commencing on March 11, 1995, representatives of Union Pacific and the Company and their respective legal advisors began negotiating definitive terms of a merger agreement and continued such negotiations through March 16, 1995. Among other things, during the course of such negotiations: (i) the conditions to Union Pacific's and the Purchaser's obligation to consummate the Offer were narrowed; (ii) the scope of the representations and warranties made by the Company was narrowed; (iii) provision was made for at least three current directors of the Company to remain on the Board after consummation of the Offer, and it was provided that the concurrence of a majority of such directors would be required for any amendment or termination of the Merger Agreement; (iv) the fiduciary duty exception to the provision in the Merger Agreement which prohibits the Board from engaging in negotiations or discussions with, or providing information to, any person (other than Union Pacific or its affiliates) relating to any Takeover Proposal (as defined in the Merger Agreement) was expanded and a proposed breakup fee in the event that the Board accepts a Takeover Proposal with any such person was eliminated; and (v) the expenses of Union Pacific, the Purchaser and their affiliates reimbursable by the Company under certain circumstances (including the Company's acceptance of a Takeover Proposal from a third party other than Union Pacific) were limited to $3 million. On March 11, 1995, representatives and advisors of Union Pacific met with representatives and advisors of the Company at the Company's offices in Chicago, Illinois to discuss certain financial and other information regarding the Company.

     On March 16, 1995, the Board of Directors of the Company held a special meeting (with Mr. Davidson absent due to his status as President of Union Pacific) to consider the Merger Agreement, the Offer and the Merger. Blackstone reviewed the Blackstone Materials in final form and indicated that during the period since the public announcement on March 10, 1995, there had been no inquiries, requests for information or offers from any other parties relating to a proposed acquisition of the Company. Blackstone then presented its formal written opinion that as of March 16, 1995, the cash consideration to be received by the holders of Shares pursuant to the Offer and the Merger is fair to such holders of Shares from a financial point of view. Counsel to the Company again reviewed the fiduciary duties of directors and then reviewed in detail the terms and conditions of the Merger Agreement and the Option Agreement. The Board of Directors of the Company (with Mr. Davidson absent and not voting) unanimously approved the Merger Agreement, authorized execution and delivery thereof, determined that the Offer and the Merger are fair to and in the best interests of the holders of Shares (other than Union Pacific and the Purchaser) and recommended that stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

     The Merger Agreement and the Option Agreement were executed in the evening of March 16, 1995.

     Prior to the commencement of trading on March 17, 1995, the Company and Union Pacific issued a joint press release regarding the execution of the Merger Agreement and the commencement of the Offer. The full text of the joint press release of March 17 follows:

          BETHLEHEM, MARCH 17, 1995--Union Pacific Corporation (UNP) and Chicago and North Western Transportation Company (CNW) announced today that they have executed a definitive agreement reflecting the previously announced transaction in which Union Pacific will acquire 100 percent of CNW's common stock at a price of $35 per share in cash. Union Pacific will shortly commence a tender offer for all CNW shares. Following the consummation of the tender offer, Union Pacific will acquire the remaining outstanding CNW shares in a merger for $35 per share in cash.


          'This acquisition will strengthen our capacity to compete in the key western freight corridors,' said Drew Lewis, Union Pacific chairman and CEO. 'It will increase Union Pacific's growing intermodal traffic from the major West Coast ports to the Midwest and enhance our low-sulfur coal shipments out of the Powder River Basin in Wyoming to the Mississippi Valley and the East. We are delighted to have this fine railroad joining the Union Pacific family.'

          'In addition to providing a substantial premium for our shareholders,' said Robert Schmiege, chairman, president and CEO of the CNW, 'this merger offers an opportunity for our customers and virtually all of our employees to participate in a larger railroad with broader horizons, greater resources and enhanced opportunities for the marketing of our customers' products and our employees' professional growth.'

          Union Pacific Corporation is a transportation and natural resource company based in Bethlehem, Pennsylvania, with sales of approximately $8 billion.

          The Chicago and North Western Transportation Company is the holding company for the Chicago and North Western Railway Company, a leading railroad freight hauler in the central transcontinental corridor and major transporter of coal, grain and double-stack containers.

      On March 23, 1995, Union Pacific and the Purchaser commenced the Offer.

     (b)(2) Reasons for the Recommendation. In making the determination and recommendation set forth in paragraph (a) above, the Board of Directors of the Company considered many factors including, but not limited to, the following:

          (i) the oral and written presentations of Blackstone (see 'SPECIAL FACTORS--Opinion of The Blackstone Group L.P.' in the Offer to Purchase), and the written opinion of Blackstone to the effect that the cash consideration to be received by the holders of Shares in the Offer and the Merger is fair to such holders from a financial point of view (a copy of such opinion, setting forth assumptions made and matters considered and limitations set forth by Blackstone, is attached as Exhibit 13 to this
     Schedule 14D-9 and should be read in its entirety);

          (ii) the historical market prices of and recent trading activity in the Shares, particularly the fact that the Offer and the Merger will enable the stockholders of the Company to realize a significant premium over the prices at which the Shares traded prior to the public announcement of the proposed Transaction; the Offer Price in the Transaction is significantly higher than the highest price ($28.00 per Share on February 10, 1995) at which the Shares had ever traded prior to the public announcement of the Transaction;

          (iii) the view that competing offers were unlikely to occur; the Board considered the view of Blackstone that based on a preliminary review with the Company's management of other potential strategic buyers, and given

     Union Pacific's existing ownership stake in the Company, the significant business relationships between Union Pacific and the Company and the ICC's March 7, 1995 approval of the Control Application (currently scheduled to become final and effective on April 6, 1995), which would be likely to strengthen Union Pacific's position relative to other potential railroad industry bidders since the acquisition of the Company by any other railroad would be subject to future ICC approval, viable competition to acquire the Company was unlikely to emerge; the Board further considered the fact that since the public announcement on March 10, 1995 (which public announcement occurred six days prior to the execution of the Merger Agreement) the Company has not received any inquiries, requests for information or offers from any other parties relating to a proposed acquisition of the Company;

          (iv) the fact that although the Merger Agreement does not permit the Company, its subsidiaries and its affiliates to initiate, solicit or encourage any potential Takeover Proposal, in the event of an unsolicited Takeover Proposal the Company may engage in negotiations or discussions with, or provide information to, a third party to the extent the failure to do so would likely result in a breach of the fiduciary obligations of the Board; and the fact that in the event that the Board decided to accept a takeover bid by a third party, the Board may terminate the Merger Agreement without the payment of a break-up fee, subject only to the payment of the expenses of Union Pacific, the Purchaser and their affiliates in an amount not to exceed $3 million in the aggregate;

          (v) the possible alternatives to the Offer and the Merger, including, without limitation, continuing to operate the Company as a separate entity;

          (vi) information with regard to the financial condition, results of operations, business and prospects of the Company, as reflected in the projections in the Company's Business Plan, as well as the risks involved in achieving those prospects, current economic and market conditions (including current conditions in the industry in which the Company is engaged) and the going concern value of the Company (as reflected in part in its historical and projected operating results and in the Blackstone Materials); the Board did not consider the liquidation of the Company as a viable course of action, and, therefore, no appraisal or liquidation values were sought for purposes of evaluating the Offer and the Merger;

          (vii) the expected timing of the Offer and the Merger, including the fact that the ICC final approval of Union Pacific's control of the Company is scheduled to become final and effective on April 6, 1995, prior to the scheduled expiration of the Offer;

          (viii) the terms and conditions of the Merger Agreement, including the fact that Union Pacific's obligation to consummate the Offer and the Merger is subject only to a limited number of conditions and the fact that the Offer is not conditioned upon financing; and

          (ix) the terms of certain other recently consummated acquisitions of companies in comparable lines of business as the Company.


     The members of the Board of Directors of the Company (with Mr. Davidson, President of Union Pacific, absent and not voting due to such status) considered each of the factors listed above during the course of their deliberations and negotiations prior to entering into the Merger Agreement. The Board evaluated the factors listed above in light of their knowledge of the business and operations of the Company and their business judgment. The Board based its determination that the terms of the Offer and the Merger are fair to the stockholders (other than Union Pacific and the Purchaser) of the Company primarily on the opinion of Blackstone and the other factors set forth above. The Board stated that it regarded all of such factors as important, and did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its decision.

     The Board of Directors recognized that the Offer and the Merger are not structured to require the approval of the majority of the unaffiliated stockholders of the Company, and that Union Pacific and the Purchaser would be able to close the Offer and effect the Merger without the vote of any other stockholder of the Company if they acquire 10,522,798 or more of the outstanding Shares pursuant to the Offer. In addition, the Board recognized that certain officers and directors of the Company have certain interests in the Transaction that present actual or potential conflicts of interest. See 'SPECIAL FACTORS--Interest of Certain Persons in the Transaction' in the Offer to Purchase. The Board also recognized that, while the consummation of the Transaction offers stockholders the opportunity to realize a significant premium over the price at which Shares were traded prior to the public announcement of the proposed Transaction, the Transaction would eliminate the opportunity of all stockholders other than Union Pacific to participate in the future growth and profits of the Company. The Board believes, however, that this loss of opportunity was reflected in the Offer Price of $35 per Share, and also recognized that there can be no assurance as to the level of growth or profits to be attained by the Company in the future.

     If the Offer and the Merger are not consummated, the Board of Directors expects to continue to operate the Company as an ongoing business.

     Because of the appointment of Blackstone as the financial advisor to the Company and the fact that Mr. Davidson did not participate in the deliberations relating to, or vote on, the Transaction, the Board of Directors did not consider it necessary to retain unaffiliated representatives to act solely on behalf of the public stockholders of the Company for purposes of negotiating the terms of the Merger Agreement.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     Except as described below, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any other person to make solicitations or recommendations to stockholders of the Company concerning the Offer.

     Blackstone is acting as financial advisor to the Company in connection with the Offer and other matters arising in connection therewith pursuant to a letter agreement, dated as of March 3, 1995, between Blackstone and the Company (the 'Engagement Letter'). The Engagement Letter was entered into in addition to a prior letter agreement, dated as of December 14, 1994 (the 'December Engagement

Letter') pursuant to which Blackstone had been retained by the Company, effective November 29, 1994, to act as the Company's exclusive financial advisor with respect to various matters, including the Company's discussions and proposed agreement with Union Pacific relating to Union Pacific's then proposed acquisition of Santa Fe Pacific Corporation. Under the terms of the Engagement Letter, Blackstone has agreed to advise and assist the Company in its evaluation of a potential sale of, investment in, recapitalization by, strategic alliances with or joint ventures involving, the Company ('Possible Transactions'). The Engagement Letter also provides, among other things, that Blackstone will render an opinion as to the fairness, from a financial point of view, to the Company's common stockholders of the consideration to be received by such stockholders in any Possible Transaction.

     Pursuant to the terms of the Engagement Letter, the Company agreed to pay Blackstone a fee of $6,000,000, less one-half of any retainer fees paid to Blackstone pursuant to the December Engagement Letter. Pursuant to the December Engagement Letter, the Company paid Blackstone retainer fees totaling $500,000. The Company has also agreed in the Engagement Letter to reimburse Blackstone and its affiliates for its reasonable out-of-pocket expenses and to indemnify Blackstone and its affiliates against certain liabilities, including those relating to or in connection with the Offer.

     The Company selected Blackstone primarily due to Blackstone's reputation and experience in investment banking and mergers and acquisitions in general, as well as Blackstone's knowledge and familiarity with the Company in particular. BCP, an affiliate of Blackstone, led a leveraged, going private transaction of CNW Corporation, a predecessor of the Company, in 1989, and Blackstone has since that time performed various financial advisory and financing services for the Company. Mr. James J. Mossman, General Partner of Blackstone Group Holdings L.P., an affiliate of Blackstone, serves on the Board of Directors of the Company. Except as described herein and in Annex I under the caption 'CERTAIN RELATIONSHIPS AND TRANSACTIONS' (the provisions of which are hereby incorporated herein by reference), neither Blackstone nor any of its affiliates has any material interest in, or relationship with, the Company.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) No transactions in the Shares have been effected during the last 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, except as described in Item 3(b) above under the caption 'Merger Agreement--Compensation and Benefits' (the provisions of which are hereby incorporated herein by reference) and subject to applicable securities laws and personal considerations (including tax planning), each of the directors and executive officers of the Company presently intends to tender pursuant to the Offer all Shares owned beneficially or of record by him. The foregoing does not include any Shares over which, or with respect to which, any such director or executive officer acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.


ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY

     (a) Except as described in Item 3(b) and Item 4 above (the provisions of which are hereby incorporated herein by reference), no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for, or other acquisition of, securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Item 3(b) and Item 4 above (the provisions of which are hereby incorporated herein by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  (a) Section 203 of Delaware Law

     As a Delaware corporation, the Company is subject to Section 203 ('Section 203') of Delaware Law. Section 203 would prevent an 'Interested Stockholder' (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a 'Business Combination' (as defined in Section 203) with a Delaware corporation for three years following the date such person became an Interested Stockholder unless: (i) before such person became an Interested Stockholder, the board of directors of the corporation approved the transaction in which the Interested Stockholder became an Interested Stockholder or approved the Business Combination, (ii) upon consummation of the transaction which resulted in the Interested Stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time that the transaction commenced (excluding stock held by directors who are also officers and by employee stock ownership plans that do not allow plan participants to determine confidentially whether to tender shares) or (iii) following the transaction in which such person became an Interested Stockholder, the Business Combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder. In accordance with the provisions of the Company's Restated Certificate of Incorporation, as amended, and Section 203, the Board has approved, to the extent required, the transactions contemplated by the Merger Agreement, including Purchaser's acquisition of Shares pursuant to the Offer. Accordingly, the transactions contemplated by the Merger Agreement, including Purchaser's acquisition of Shares pursuant to the Offer, are exempt from the provisions of Section 203.

  (b) Certain Litigation


     The Company, its directors, Union Pacific and Purchaser have been named as defendants in five purported class action lawsuits commenced on March 9, 10 and 13, 1995 in the Court of Chancery in and for New Castle County, Delaware. Such actions each purport to be brought as a class action on behalf of all public stockholders of the Company and are captioned as follows: Feiwel v. Martin, et. al. (C.A. No. 14109); Steiner v. Davidson, et. al. (C.A. No. 14111); Katz v. Martin, et. al. (C.A. No. 14112); Kowal, et al. v. Chicago and Northwestern Transportation Company, et al. (C.A. No. 14115); and Gerber v. Martin, et. al. (C.A. No. 14117). The complaints in the five lawsuits allege, among other things, that (i) directors of the Company breached their fiduciary duties to the stockholders of the Company in considering and approving the proposed Transaction and (ii) as the controlling stockholder of the Company, Union Pacific and Purchaser breached their fiduciary duties to the other stockholders of the Company in agreeing to enter into the proposed Transaction. In particular, such complaints allege that the directors agreed to sell the Company at an inadequate price and without proper information concerning the true value of the Company and its Shares because they failed to use an auction or an active market check or explore other strategic alternatives; and failed to create a special committee of fully disinterested directors. The Steiner complaint adds the claim that the whole Board is disqualified from acting because of various contractual agreements with Union Pacific. The complaint in Gerber alleges that Union Pacific's 29% control of the Company permits Union Pacific to control the terms of any buyout transaction without any bona fide negotiations taking place. In addition, all claim Union Pacific and Purchaser had access to confidential and proprietary non-public information about the Company and used that information to acquire the Company at an inadequate price in violation of Union Pacific's obligations as a controlling stockholder of the Company to assure that the transaction be entirely fair. As relief, the complaints in Feiwel, Katz, Gerber and Kowal seek an injunction against consummation of the Transaction and damages in an unspecified amount. The complaint in Steiner seeks a court order requiring the directors to properly evaluate the alternatives, ensure there are no conflicts and appoint a special committee in connection with a proposed sale of the Company and damages in an unspecified amount. The Company believes that all of such lawsuits are without merit, and intends to vigorously defend such actions.

     The above summary does not purport to be complete and is qualified in its entirety by reference to the full text of the complaints in Feiwel v. Martin, et. al., Steiner v. Davidson, et. al. , Katz v. Martin, et. al., Kowal, et. al.
v. Chicago and North Western Transportation Company, et. al. and Gerber v. Martin, et. al., which are attached as Exhibits 14, 15, 16, 17 and 18 hereto, respectively, and which are hereby incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS***

Exhibit 1     --   Offer to Purchase dated March 23, 1995 (including the Merger Agreement attached thereto as Annex
                   I).*
Exhibit 2     --   Letter of Transmittal for the Tender of Shares.

Exhibit 3     --   Company Stock Option Agreement, dated March 16, 1995, by and between the Company and the Purchaser.
Exhibit 4     --   Confidentiality Agreement, dated March 10, 1995, between the Company, Union Pacific, Union Pacific
                   Holdings, Inc. and the Purchaser.
Exhibit 5     --   Change of Control Employment Agreement between the Company and F. Gordon Bitter (incorporated by reference to Exhibit 10.61 to the 1994 10-K).
Exhibit 6     --   Change of Control Employment Agreement between the Company and Paul A. Lundberg (incorporated by reference to Exhibit 10.62 to the 1994 10-K).
Exhibit 7     --   Change of Control Employment Agreement between the Company and James E. Martin (incorporated by reference to Exhibit 10.63 to the 1994 10-K).
Exhibit 8     --   Change of Control Employment Agreement between the Company and Arthur W. Peters (incorporated by reference to Exhibit 10.64 to the 1994 10-K).
Exhibit 9     --   Change of Control Employment Agreement between the Company and Dennis E. Waller (incorporated by reference to Exhibit 10.65 to the 1994 10-K).
Exhibit 10    --   Joint Press Release issued by the Company and Union Pacific on March 10, 1995 (incorporated by reference to Exhibit 99 to the 1994 10-K).
Exhibit 11    --   Joint Press Release issued by the Company and Union Pacific on March 17, 1995 (incorporated by reference to Exhibit 99.1 to the 1994 10-K).
Exhibit 12    --   Form of Letter, dated March 23, 1995, to Stockholders of the Company.**
Exhibit 13    --   Opinion of The Blackstone Group L.P.**
Exhibit 14    --   Complaint in Feiwel v. Martin, et. al. (Del. Ch., filed on March 9, 1995) (C.A. No. 14109).
Exhibit 15    --   Complaint in Steiner v. Davidson, et. al. (Del. Ch., filed on March 10, 1995) (C.A. No. 14111).
Exhibit 16    --   Complaint in Katz v. Martin, et. al. (Del. Ch., filed on March 10, 1995) (C.A. No. 14112).
Exhibit 17    --   Complaint in Kowal, et. al. v. Chicago and North Western Transportation Company, et. al. (Del. Ch.,
                   filed on March 13, 1995) (C.A. No. 14115).
Exhibit 18    --   Complaint in Gerber v. Martin, et. al. (Del. Ch., filed on March 13, 1995) (C.A. No. 14117).
Exhibit 19    --   Second Participation and Loan Agreement dated as of December 20, 1990 among Western Railroad
                   Properties, Incorporated as Lessee and Citibank, N.A., not individually but solely as Trustee, as
                   Lessor, and UP Leasing Corporation, as Beneficial Owner, and Union Pacific Corporation as
                   Beneficial Owner Parent, and Chicago and North Western Transportation Company and CNW Corporation
                   and Chemical Bank as Administrative Agent and Continental Bank, N.A. and the Long-Term Credit Bank
                   of Japan, Ltd., Chicago Branch, as Co-Agents, and Banque Paribas, New York Branch and Manufacturer
                   Hanover Trust Company as Lead Managers (incorporated by reference to Exhibit 10.19 to the 1990
                   10-K).
Exhibit 20    --   Amendment dated as of August 26, 1994, to the Second Participation and Loan Agreement dated as of
                   December 20, 1990 among Western Railroad Properties, Incorporated as Lessee and Citibank, N.A.,
                   Trustee under the Trust Agreement, as Lessor, and UP Leasing Corporation, as Beneficial Owner, and
                   Union Pacific Corporation, as Beneficial Owner Parent, and Chicago and North Western Railway
                   Company, as successor to Chicago and North Western Transportation Company and CNW Corporation, and
                   Chemical Bank, as Administrative Agent and Continental Bank N.A. and The Long-Term Credit Bank of
                   Japan, Ltd., Chicago Branch, as Co-Agents, and Banque Paribas, New York Branch, as Lead Manager
                   (incorporated by reference to Exhibit 4.14a to the 3rd Quarter 1994 10-Q).

Exhibit 21    --   Second Amended and Restated Stockholders' Agreement, dated as of March 30, 1992, among Chicago and
                   North Western Holdings Corp., CNW Corporation, Chicago and North Western Transportation Company,
                   Blackstone Capital Partners L.P., Blackstone Family Investment Partnership L.P., Blackstone
                   Advisory Directors Partnership L.P., Chemical Investments, Inc., The Prudential Insurance Company
                   of America, DLJ Capital Corporation, Union Pacific Corporation, UP Rail, Inc. and the Management
                   Group (incorporated by reference to Exhibit 10.2 to the 1992 Form S-1).
Exhibit 22    --   Letter Agreement dated October 1, 1992 releasing certain persons from the Second Amended and

                   Restated Stockholders Agreement (incorporated by reference to Exhibit 10.2a to the 1992 10-K).
Exhibit 23    --   Agreement dated as of December 1, 1992 among Chicago and North Western Holdings Corp., Blackstone
                   Capital Partners, L.P., Blackstone Family Investment Partnership, L.P., Blackstone Advisory
                   Directors Partnership, Chemical Investments Inc., Prudential Insurance Company of America, DLJ
                   Capital Corporation, Union Pacific Corporation, UP Rail, Inc., CNW Corporation, Chicago and North
                   Western Transportation Company and the Management Group (incorporated by reference to Exhibit 10.2b to the 1992 10-K).
Exhibit 24    --   Registration Rights Agreement, dated as of July 14, 1989, among Chicago and North Western Holdings
                   Corp., Blackstone Capital Partners L.P., DLJ Capital Corporation, Union Pacific Corporation and the
                   Management Group (the 'Registration Rights Agreement') (incorporated by reference to Exhibit 10.3 to Form S-4).
Exhibit 25    --   Amendment No. 1 to Registration Rights Agreement, dated as of July 24, 1989 (incorporated by reference to Exhibit 10.4 to Form S-4).
Exhibit 26    --   Exchange Agreement between Chicago and North Western Holdings Corp. and UP Rail, Inc. dated March
                   30, 1992 (incorporated by reference to Exhibit 10.5 to the 1992 10-K).
Exhibit 27    --   Agreement for Modification of Joint Line Agreement and for Interim Trackage Rights dated April 21,
                   1986 (incorporated by reference to Exhibit 10.11 to Form S-4).
Exhibit 28    --   Agreement for UP Trackage Rights, dated as of July 14, 1989, by and among Union Pacific Railroad
                   Company, Missouri Pacific Railroad Company, CNW Corporation and Chicago and North Western
                   Transportation Company (incorporated by reference to Exhibit 10.60 to Form S-4).
Exhibit 29    --   Supplemental Form of Agreement for UP Trackage Rights, dated as of January 31, 1990 (incorporated by reference to Exhibit 10.39 to the 1990 10-K).
Exhibit 30    --   Amendment to Agreement for UP Trackage Rights dated as of December 20, 1990 (incorporated by reference to Exhibit 10.40 to the 1990 10-K).
Exhibit 31    --   Agreement as of June 21, 1993 among Chicago and North Western Holdings Corp., Blackstone Capital
                   Partners L.P., Blackstone Family Investment Partnership II L.P., Blackstone Advisory Directors
                   Partnership L.P., Chemical Investments, Inc., The Prudential Insurance Company of America, DLJ
                   Capital Corporation, Donaldson, Lufkin & Jenrette Securities Corporation, Union Pacific
                   Corporation, UP Rail, Inc., CNW Corporation, Chicago and North Western Transportation Company,
                   Chicago and North Western Acquisition Corporation, UP Leasing Corporation and certain individuals
                   (incorporated by reference to Exhibit 10.59 to 1993 10-K).
Exhibit 32    --   Letter agreement dated December 14, 1994 between Chicago and North Western Transportation Company and The Blackstone Group L.P. for financial advisory services (incorporated by reference to Exhibit
                   10.60 to 1994 10-K).
Exhibit 33    --   Letter Agreement dated March 3, 1995, between Chicago and North Western Transportation Company and
                   The Blackstone Group L.P. for financial services.

- ------------------
  * The following Sections of the Offer to Purchase are hereby incorporated by reference in this Statement: 'SPECIAL FACTORS--Background of the Transaction,' '--Recommendation of the Board of Directors of the Company:
    Fairness of the Transaction,' '--Opinion of the The Blackstone Group L.P.'

    '--Summary of Presentation Materials to the Board,' '--Interests of Certain Persons in the Transaction,' 'THE MERGER AGREEMENT,' 'Annex I--Agreement and Plan of Merger dated as of March 16, 1995 by and among the Company, Union Pacific and Purchaser,' including the Conditions to the Tender Offer (Annex A thereto). No other section of the Offer to Purchase is incorporated by reference in this Statement or shall be deemed filed with the SEC by the Company for purposes of the Exchange Act.


 ** Included in copies mailed to stockholders.

*** Certain Company exhibits are incorporated by reference to previous filings of the Company as defined below:

            Quarterly Report of Chicago and North Western Transportation Company for the quarter ended September 30, 1994 (the '3rd Quarter 1994 10-Q').

            The Form S-4 filed by Chicago and North Western Holdings Corp., file number 33-30874 (the 'Form S-4').

            The Form S-1 filed on March 27, 1992 by Chicago and North Western Holdings Corp., file number 33-45265 (the '1992 Form S-1').

            The Annual Report of Chicago and North Western Holdings Corp. on Form 10-K for the year ended December 31, 1990, file number 33-30874 (the '1990 10-K').

            The Annual Report of Chicago and North Western Holdings Corp. on Form 10-K for the year ended December 31, 1992, file number 33-30874 (the '1992 10-K').

            The Annual Report of Chicago and North Western Holdings Corp. on Form 10-K for the year ended December 31, 1993, file number 33-30874 (the '1993 10-K').

            The Annual Report of Chicago and North Western Transportation Company on Form 10-K for the year ended December 31, 1994, file number 33-30874 (the '1994 10-K').

     Note: On May 6, 1994, the name of Chicago and North Western Holdings Corp.
           was changed to Chicago and North Western Transportation Company and the name of its wholly-owned subsidiary, Chicago and North Western Transportation Company was changed to Chicago and North Western Railway Company.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       CHICAGO AND NORTH WESTERN
                                       TRANSPORTATION COMPANY

                                       By: ________/s/ ROBERT SCHMIEGE__________
                                       Name: Robert Schmiege
                                       Title:  Chairman, President and Chief
                                       Executive Officer

Dated: March 23, 1995

                                                                         ANNEX I

                CHICAGO AND NORTH WESTERN TRANSPORTATION COMPANY
                             165 NORTH CANAL STREET
                          CHICAGO, ILLINOIS 60606-1551

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about March 23, 1995 as part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the 'Schedule 14D-9'). You are receiving this Information Statement in connection with the possible election of persons designated by Union Pacific to a majority of the seats on the Board of Directors of the Company (the 'Board'). You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

     Pursuant to the Merger Agreement, the Purchaser commenced the Offer on March 23, 1995. The Offer is scheduled to expire at 12:00 midnight on April 19, 1995, New York City time, at which time, upon the expiration of the Offer, if all conditions of the Offer have been satisfied or waived, the Purchaser has informed the Company that it intends to purchase all Shares validly tendered pursuant to the Offer and not withdrawn. The consummation of the Offer and Merger pursuant to the terms of the Merger Agreement would result in a change of control of the Company.

     The information contained in this Information Statement concerning Union Pacific and the Purchaser has been furnished to the Company by Union Pacific and the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                               BOARD OF DIRECTORS

GENERAL

     The Shares are the only class of voting stock of the Company outstanding and each Share is entitled to one noncumulative vote. As of March 16, 1995, there were 31,330,631 Shares issued and outstanding. The Board currently consists of seven members, and there are currently no vacancies; the size and composition of the Board is subject to certain contractual commitments set forth in the Stockholders Agreement, the 1993 Agreement and the Merger Agreement. See 'BOARD OF DIRECTORS--Right to Designate Directors,' and 'CERTAIN RELATIONSHIPS AND TRANSACTIONS--Stockholders Agreement' and '--1993 Agreement.' The Board of Directors currently is divided into three classes. The term of one director expires in 1995, with three current directors continuing in office until 1996, and another three current directors continuing until 1997. Each director of the Company holds office until such director's successor is elected and qualified or until such director's earlier resignation or removal.

RIGHT TO DESIGNATE DIRECTORS


     The Company has agreed in the Merger Agreement that, promptly upon the purchase of and payment for any Shares by Purchaser or any other subsidiary of Union Pacific pursuant to the Offer which, together with the Non-Voting Shares, represents at least a majority of the outstanding Shares (on a fully diluted basis and assuming conversion of the Non-Voting Shares into Shares and exercise of outstanding options), Union Pacific shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as is equal to the product of the total number of directors on such Board (giving effect to the existing representatives of Union Pacific serving on the Board, including representatives which Union Pacific has the right to designate under the 1993 Agreement and the directors designated by Union Pacific pursuant to the Merger Agreement) multiplied by the ratio of the aggregate number Shares and Non-Voting Shares (if any) beneficially owned by the Purchaser, Union Pacific or any of their affiliates to the total number of Shares and Non-Voting Shares (if any) then outstanding (the 'Union Pacific Designees'), and the Company has agreed to use its best efforts promptly to cause the Union Pacific Designees to be elected or appointed to the Board, including by increasing the size of the Board or, at the Company's election, securing resignations of incumbent directors. In addition, except as otherwise required by applicable law or the rules of the New York Stock Exchange, the Company agreed pursuant to the Merger Agreement to cause persons designated by Union Pacific to constitute the same percentage (rounded up to the next whole number) as is on the Company's Board of Directors of (i) each committee of the Company's Board of Directors, (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board. The Company's obligation to cause designees of Union Pacific to be elected or appointed to the Board of Directors of the Company will be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

THE UNION PACIFIC DESIGNEES

     Pursuant to the terms of the Merger Agreement, it is expected that the Union Pacific Designees will take office as directors of the Company upon the Purchaser's purchase of and payment for such number of Shares which, together with the Non-Voting Shares, represents at least a majority of the outstanding Shares (on a fully diluted basis and assuming conversion of the Non-Voting Shares into Shares) in the Offer.

     Union Pacific has advised the Company that the Union Pacific Designees will be Richard K. Davidson (who already is a designee of Union Pacific serving on the Company's Board) and the persons described in the following table.

                NAME                                AGE, BUSINESS EXPERIENCE AND OTHER DIRECTORSHIPS
- -------------------------------------  --------------------------------------------------------------------------

Drew Lewis                             Age 63. Chairman, Chief Executive Officer and Director of Union Pacific;

                                         Director, American Express Company, AT&T Corp., Ford Motor Company and
                                         FPL Group, Inc.

L. White Matthews, III                 Age 49. Executive Vice President-Finance and Director of Union Pacific;
                                         Director, the Pilot Funds.

Carl W. von Bernuth                    Age 51. Senior Vice President and General Counsel of Union Pacific since
                                         September 1991; prior thereto, Mr. von Bernuth served as Vice President and General Counsel of Union Pacific.

     The business address of each of the Union Pacific Designees is Martin Tower, Eighth and Eaton Avenues, Bethlehem, Pennsylvania 18018, and each such person is a citizen of the United States. Union Pacific has advised the Company that each of the persons listed in the table above has consented to act as a director, and that none of such persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. Union Pacific has also advised the Company that none of the persons listed in the table above is a director of, or holds any position with, the Company, and that none of such persons beneficially owns any equity securities, or rights to acquire any equity securities, of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the SEC. The election of the Union Pacific Designees will be accomplished at a meeting or by written consent of the Board.

BOARD OF DIRECTORS OF THE COMPANY

     Listed below are the names, present titles, and ages of all directors of the Company and the positions held by such persons in the last five years.

               DIRECTOR WITH TERM EXPIRING AT 1995 ANNUAL MEETING

                NAME                                AGE, BUSINESS EXPERIENCE AND OTHER DIRECTORSHIPS
- -------------------------------------  --------------------------------------------------------------------------
Robert Schmiege                        Age 53, Chairman and Chief Executive Officer since August 1988; President and a Director since July 1988.


                               DIRECTORS WITH TERM EXPIRING AT 1996 ANNUAL MEETING

Richard K. Davidson                    Age 53, Director since September 1991; President of Union Pacific since
                                       May 1994; Chairman and Chief Executive Officer of UPRR since September

                                       1991; President and Chief Executive Officer of UPRR from August 1991 to
                                       September 1991; Executive Vice President-Operation of UPRR from 1989 to
                                       1991; Mr. Davidson is also a director of FirstTier Financial, Inc. and
                                       California Energy Company, Inc. Mr. Davidson was designated as a director of the Company by Purchaser. Two executive officers and one former executive officer of the Company are obligated to vote their Shares to elect Mr. Davidson and to assure certain other representation of Purchaser on the Company's Board of Directors. (See 'CERTAIN RELATIONSHIPS AND
                                       TRANSACTIONS.')

Harold A. Poling                       Age 69, Director since November 1993; Chairman and Chief Executive Officer of Ford Motor Company from March 1990 until his retirement in November
                                       1993; Vice Chairman and Chief Operating Officer from October 1987 to
                                       February 1990. Mr. Poling is a director of Shell Oil Company, LTV
                                       Corporation, Kellogg Company, Flint Ink Corporation, the PGA Tournament
                                       Policy Board, and is a member of the BHP International Advisory Council and the VIAG International Board.

Samuel K. Skinner                      Age 56, Director since November 1993; President and director of
                                       Commonwealth Edison Company since February 1993; prior to February 1993,
                                       General Chairman of the Republican National Committee, Chief of Staff to
                                       the President of the United States, and Secretary of Transportation. Mr.
                                       Skinner is a director of LTV Corporation.

                               DIRECTORS WITH TERM EXPIRING AT 1997 ANNUAL MEETING

                NAME                                AGE, BUSINESS EXPERIENCE AND OTHER DIRECTORSHIPS
- -------------------------------------  --------------------------------------------------------------------------
James E. Martin                        Age 68, Director since May 1992; Executive Vice President-Operations since
                                       May 1994; President of the Belt Railway Company of Chicago from 1989 to
                                       April 1994.

James J. Mossman                       Age 36, Director since February 1990 and Vice President, Assistant
                                       Treasurer and Assistant Secretary from October 1989 through January 1992;
                                       General Partner of Blackstone Group Holdings L.P. ('BGH') since 1990. Mr.
                                       Mossman is a director of Collins & Aikman Corporation, Great Lakes Dredge and Dock Corporation, Transtar, Inc. and Transtar Capital Corporation.

                NAME                                AGE, BUSINESS EXPERIENCE AND OTHER DIRECTORSHIPS
- -------------------------------------  --------------------------------------------------------------------------
James R. Thompson                      Age 58, Director since May 1992; Chairman of Winston & Strawn since
                                       January 1993; Partner and Chairman of the Executive Committee of Winston &
                                       Strawn since 1991. Governor of Illinois from 1977 until 1991. Governor
                                       Thompson is a member of the Board of Directors of FMC Corporation,
                                       American Publishing Company, Jefferson Smurfit Company, Prime Retail,
                                       Inc., Wackenhut Corrections Corp., Pechiney International and the Chicago

                                       Board of Trade, and is on the International Advisory Board of the Bank of
                                       Montreal.

     Until the Effective Time, the Company and Union Pacific have agreed pursuant to the Merger Agreement to use all reasonable efforts to retain as members of its Board at least three directors who are directors of the Company on the date of the Merger Agreement and who are not designees of Union Pacific (the 'Company Directors'), provided that subsequent to consummation of the Offer, designees of Union Pacific shall always constitute a majority of the Company's Board. The Company Directors shall initially be Messrs. James R. Thompson, Samuel K. Skinner and Harold A. Poling, provided that in the event that any of such Company Directors resigns or otherwise ceases to be a director for any reason, then the other Company Directors have the right pursuant to the Merger Agreement to designate a replacement for such director (and such replacement shall be a 'Company Director'). If for any reason at any time prior to the Effective Time no Company Directors then remain, the other directors will use their reasonable best efforts to designate three persons to serve as the Company Directors, none of whom are directors, officers, employees or affiliates of Union Pacific or the Purchaser.

     It is contemplated that except for the Company Directors and Mr. Davidson (who will continue to serve as a designee of Union Pacific), the remaining current directors of the Company will resign upon the closing of the Offer.

BOARD AND BOARD COMMITTEE MEETINGS, COMMITTEE FUNCTIONS AND COMPOSITION

     The Board of Directors of the Company has an Executive Committee, an Audit Committee and a Compensation and Stock Option Committee.

     The Executive Committee consists of Robert Schmiege, Chairman, James E. Martin and James R. Thompson. During 1994, the Executive Committee did not meet. The Executive Committee may exercise the powers of the Board in the management of the business and affairs of the Company, subject to certain limitations of Delaware law.

     The Audit Committee consists of Samuel K. Skinner, Chairman, Richard K. Davidson and Harold A. Poling. During 1994, the Audit Committee met four times. The Audit Committee recommends the selection of independent public accountants to the Board for approval, reviews the Company's annual financial statements and its annual report on Form 10-K, considers matters relating to accounting policy and internal controls, and reviews the scope of the annual audit.

     The Compensation and Stock Option Committee consists of James R. Thompson, Chairman, James J. Mossman and Harold A. Poling. During 1994, the Compensation and Stock Option Committee met three times. The Compensation and Stock Option Committee determines the salaries and fringe benefits of the executive officers, reviews the salary administration and benefit policies, and administers the 1989 Equity Incentive Plan for Key Employees, the 1992 and 1994 Equity Incentive Plans, and the Bonus Plan.

     During 1994, the Board of Directors of the Company held six meetings. Each director attended not less than 75 percent of the aggregate meetings of the Company's Board of Directors and the Company's Board Committees on which he served, during the period of his service.

                               EXECUTIVE OFFICERS

     Listed below are the names, present titles, and ages of all executive officers of the Company except for Messrs. Schmiege and Martin and the positions held by such persons in the last five years. For such information with respect to Messrs. Schmiege and Martin, see 'Directors of the Company' above. Each executive officer holds office until his successor shall have been elected or appointed or until his death, resignation or removal.

                NAME                                AGE, BUSINESS EXPERIENCE AND OTHER DIRECTORSHIPS
- -------------------------------------  --------------------------------------------------------------------------
F. Gordon Bitter                       Age 52, Senior Vice President--Finance and Accounting since October of
                                       1994; Senior Vice President of The Perkin-Elmer Corporation and President
                                       of the Metco Division from 1992 to December 1993; Senior Vice
                                       President--Finance and Administration of The Perkin-Elmer Corporation from
                                       1990 to 1992, and Vice President--Finance and Chief Financial Officer from
                                       May 1988 to December 1991.
Paul A. Lundberg                       Age 43, Senior Vice President--Transportation Services since May 1994;
                                       Vice President--Labor Relations from July 1989 to April 1994.
Arthur W. Peters                       Age 52, Senior Vice-President--Sales and Marketing since June 1988.
Dennis E. Waller                       Age 48, Senior Vice-President--Engineering and Equipment since May 1994;
                                       Vice President--Engineering and Materials from October 1990 to April 1994;
                                       Vice President--Motive Power and Materials from December 1988 to September
                                       1990.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     Set forth below is certain information as of March 1, 1995, with respect to the persons or groups which are known to be the beneficial owners of more than 5% of the Shares. Beneficial ownership of Shares reflected in the tables below includes the right to vote and to dispose of such Shares, except as otherwise noted.

                                                                                       NUMBER OF
                                       NAME                                             SHARES         PERCENT (5)
- ----------------------------------------------------------------------------------   -------------    --------------
UP Rail, Inc.(1)..................................................................     12,835,304          29.1
The Capital Group Companies, Inc.(2)..............................................      2,969,500           6.7
Neuberger and Berman(3)...........................................................      2,921,520           6.6
MacKay-Shields Financial Corporation(4)...........................................      2,497,550           5.7

- ------------------

(1) Purchaser's current stock ownership consists of Non-Voting Shares. Subsequent to approval by the ICC, Purchaser may convert its Non-Voting Shares into Shares on a share-for-share basis. It is a condition to certain of Union Pacific's and Purchaser's obligations under the Merger Agreement that such approval be final and effective (currently scheduled to occur on April 6, 1995) prior to the expiration of the Offer. See 'CERTAIN RELATIONSHIPS AND TRANSACTIONS--ICC Order.' The Non-Voting Shares would automatically convert into Shares in the event of their transfer to an entity not regulated by the ICC. The address of Purchaser is UP Rail, Inc., c/o Union Pacific Corporation, Martin Tower, Eighth and Eaton Avenues, Bethlehem, Pennsylvania 18018.

(2) Based on information contained in the Schedule 13-G dated February 6, 1995 filed by The Capital Group Companies, Inc., 333 South Hope Street, Los Angeles, CA 90071.

(3) Based on information contained in the Schedule 13-G dated February 10, 1995 filed by Neuberger & Berman, 605 Third Avenue, New York, New York 10158.

(4) Based on information contained in the Schedule 13-G dated February 10, 1995 filed by the MacKay-Shields Financial Corporation, 9 West 57th Street, New York, New York 10019.

(5) Assumes the conversion of Non-Voting Shares into Shares.

     Set forth below is certain information as of March 1, 1995 regarding beneficial ownership of the Shares by each of the Company's directors, by each of the executive officers of the Company named in the Summary Compensation Table below, and by all of the Company's directors and executive officers as a group:

                                                                                         NUMBER OF
                                         NAME                                             SHARES       PERCENT (7)
- --------------------------------------------------------------------------------------   ---------    --------------
Richard K. Davidson (1)...............................................................           0        *
James E. Martin (2)...................................................................       3,000        *
James J. Mossman (3)(4)...............................................................      31,967        *
Harold A. Poling......................................................................         500        *
Robert Schmiege (5)...................................................................     620,087       1.4
Samuel K. Skinner (3).................................................................       4,137        *
James R. Thompson (3).................................................................       4,237        *
Jerome W. Conlon (5)..................................................................      81,984        *
James P. Daley (5)....................................................................     196,245        *
Arthur W. Peters (5)..................................................................     328,069        *
All executive officers and directors as a group (11 persons) (6)......................     964,167       2.1
* Less than 1%

- ------------------
(1) Mr. Davidson is Chairman and Chief Executive Officer of UPRR and President

    of Union Pacific. Share data for Mr. Davidson does not include any of the Shares in the previous table beneficially owned by the Purchaser.

(2) Includes, for Mr. Martin, 1,000 Shares held in the Director's Pension Plan (the 'Plan') which are voted by him but with respect to which he does not have the right of disposition. Mr. Martin participated in the Plan until May 2, 1994 when he became Executive Vice President--Operations.

(3) Includes, for each of Messrs. Mossman, Skinner and Thompson, 4,137 Shares held in the Plan which are voted by such respective directors but with respect to which such directors do not have the right of disposition.

(4) Includes 27,830 Shares held through a limited partnership affiliated with Blackstone.

(5) Includes shares which may be acquired within 60 days through the exercise of options for Messrs. Schmiege, 466,895; Daley, 62,377; and Peters, 328,069. Also includes 22,512 Shares held by Mr. Daley's spouse, of which Mr. Daley disclaims beneficial ownership. Excludes 12,500 Shares which Mr. Peters does not have the right to acquire in 60 days through the exercise of options.

(6) Includes all directors and executive officers as of March 1, 1995 but excludes Messrs. Conlon and Daley who left the Company effective January 2, 1995 and December 31, 1994, respectively. Share data includes 857,341 shares which may be acquired within 60 days through the exercise of options. Excludes 62,500 Shares subject to options which such persons do not have the right to acquire in 60 days through the exercise of options and also excludes Shares included in the previous table for the Purchaser.

(7) Assumes the conversion of Non-Voting Shares into Shares.

                             EXECUTIVE COMPENSATION

     The following tables set forth compensation information for the Chief Executive Officer and the four other executive officers of the Company who were most highly compensated during the last fiscal year.

                           SUMMARY COMPENSATION TABLE

                                                                            LONG-TERM COMPENSATION
                                                                      ----------------------------------
                                      ANNUAL COMPENSATION (1)                 AWARDS
                                 ----------------------------------   ----------------------   LONG-TERM
         NAME AND PRINCIPAL                            OTHER ANNUAL   RESTRICTED     STOCK     INCENTIVE      ALL OTHER
YEAR          POSITION            SALARY     BONUS     COMPENSATION     STOCK      OPTIONS #    PAYOUTS    COMPENSATION(2)
- -----  -----------------------   --------   --------   ------------   ----------   ---------   ---------   ----------------

1994   Robert Schmiege           $445,000   $324,850       $ --          $ --            --    $     --       $  137,793

1993     Chairman, President      390,000    292,500         --            --            --          --           75,574
1992     and CEO                  390,000     97,500         --            --            --          --          136,586

1994   James E. Martin            157,913    253,447         --            --            --          --               --
1993     Executive Vice                --         --         --            --            --          --               --
1992     President--Operations(3)       --        --         --            --            --          --               --

1994   Arthur W. Peters           276,140    201,582         --            --        12,500          --           87,022
1993     Senior Vice              263,925    198,263         --            --            --          --           49,575
1992     President-- Sales and    253,500     63,500         --            --            --          --           85,459
         Marketing

1994   James P. Daley(4)          232,824    169,961         --            --            --          --           66,066
1993     Senior Vice              222,525    133,730         --            --            --          --           41,036
1992     President, General       213,750     53,542         --            --            --          --           71,338
         Counsel and Secretary

1994   Jerome W. Conlon(4)        227,409    166,009         --            --            --          --           64,410
1993     Senior Vice              217,350    130,620         --            --            --          --           39,968
1992     President--              208,735     52,288         --            --            --          --           69,515
         Administration

- ------------------
(1) Includes amounts earned in fiscal year, whether or not deferred.

(2) All Other Compensation consists of allocations of Company contributions under its qualified profit sharing plan, the Chicago and North Western Railway Company Profit Sharing and Retirement Savings Program (the 'Program'), and under its non-qualified unfunded defined contribution retirement plans, the Chicago and North Western Transportation Company Executive Retirement Plan and the Chicago and North Western Transportation Company Excess Benefit Retirement Plan. During 1994, all other compensation from each of the above plans totaled $7,500, $113,755 and $16,538, respectively for Mr. Schmiege; $22,500, $62,984 and $1,528, respectively for Mr. Peters; $7,500, $42,028 and $16,538, respectively for Mr. Daley; and $22,500, $40,372 and $1,538, respectively for Mr. Conlon.

(3) Became an executive officer of the Company on May 2, 1994.

(4) Messrs. Daley and Conlon retired December 31, 1994 and January 2, 1995, respectively.

                     OPTION GRANTS IN LAST FISCAL YEAR (1)

                                              INDIVIDUAL GRANTS
                             ----------------------------------------------------      POTENTIAL REALIZABLE VALUE
                                            % OF TOTAL                                      AT ASSUMED ANNUAL
                                # OF         OPTIONS                                      RATES OF STOCK PRICE
                             SECURITIES     GRANTED TO     EXERCISE                         APPRECIATION FOR
                             UNDERLYING    EMPLOYEES IN    OR BASE                             OPTION TERM
                              OPTIONS      LAST FISCAL      PRICE      EXPIRATION    -------------------------------

NAME                          GRANTED        YEAR(2)        ($/SH)        DATE       0%          5%           10%
- --------------------------   ----------    ------------    --------    ----------    ---      --------      --------
Robert Schmiege...........      --            --              --          --         --          --            --
James E. Martin...........      --            --              --          --         --          --            --
Arthur W. Peters..........     12,500(3)       3.5%        $ 22.625      6-23-04       0      $177,863      $450,725
James P. Daley............      --            --              --          --         --          --            --
Jerome W. Conlon..........      --            --              --          --         --          --            --

- ------------------
(1) There were no awards of SARs to any of the named executive officers in fiscal 1994.

(2) Based on 359,500 options granted to 112 employees.

(3) The option generally vests 20% per year for the first five years of its term. The consummation of the Offer would result in the acceleration of unvested options and the exercisability of tandem limited stock appreciation rights.

                 OPTION EXERCISES AND YEAR-END VALUE TABLE (4)

                                                                                                 TOTAL VALUE OF
                                                               TOTAL NUMBER OF             UNEXERCISED, IN-THE-MONEY
                               NUMBER OF                   UNEXERCISABLE OPTIONS(1)      OPTIONS(1) HELD AT FISCAL YEAR
                                SHARES                     HELD AT FISCAL YEAR END                    END
                              ACQUIRED ON     VALUE      ----------------------------   --------------------------------
NAME                           EXERCISE      REALIZED    EXERCISABLE    UNEXERCISABLE   EXERCISABLE(2) UNEXERCISABLE(2)
- ----------------------------  -----------    --------    -----------    -------------   -------------  -----------------
Robert Schmiege.............     --             --         466,895          --           $ 6,242,386          --
James E. Martin.............     --             --          --              --               --               --
Arthur W. Peters............     12,500      $270,750      328,069(3)       12,500         5,060,197(3)        --
James P. Daley..............     15,000       328,050       62,377          --               833,980          --
Jerome W. Conlon............     50,000       699,750       37,377          --               499,730          --

- ------------------
(1) All options were granted under the Company's 1989 Equity Incentive Plan for Key Employees, except as otherwise noted herein and in footnote 3. None of the named executive officers holds any options or related stock appreciation rights under the Company's 1992 Equity Incentive Plan except that Mr. Peters holds options granted under that plan.

(2) The dollar values shown are calculated by determining the difference between the market value of the Shares underlying the options at December 30, 1994 ($19.25) and the option exercise price. Based on the Offer Price, the total value of unexercised in-the-money options (whether vested or unvested) upon the consummation of the Offer is $13,595,982, $0, $10,381,972, $1,816,418,

    and $1,088,418 for Messrs. Schmiege, Martin, Peters, Daley and Conlon, respectively.

(3) Includes 140,692 rollover options (all exercisable) under the rollover option agreements ('Rollover Option Agreements') received in exchange for options of the Company's predecessor (total value $2,554,967).

(4) There have been no awards of SARs to any of the named executive officers.

                                  PENSION PLAN

     The Supplemental Pension Plan provides a benefit which is the equivalent of a single life annuity for a participant's life commencing at age 65 in an amount equal to (1) the product of 1.5% of the employee's final five years' average annual salary, multiplied by his years of service (40 years maximum), that product being reduced by (2) the sum of certain offsets related to other benefits received under the Railroad Retirement Act and under the Program, the Chicago and North Western Transportation Company Executive Retirement Plan, and the Chicago and North Western Transportation Company Excess Benefit Retirement Plan. The Internal Revenue Service has issued final regulations which in the future could require the modification of certain of these offsets depending upon the results of certain non-discrimination tests which are sensitive to demographic changes in the population covered under the Supplemental Pension Plan. The Company expects that any changes required to meet the non-discrimination tests will not result in a material increase in the amount of benefits provided under the Supplemental Pension Plan.

     The Program was established in April 1975 and does not provide for benefits based upon prior service. Therefore, the later the date at which an employee reaches age 65, the larger the amount the employee could have accumulated under the Program, and thus, the smaller the amount which would be payable under the Supplemental Pension Plan. Actuarial projections indicate that none of the persons named in the Summary Compensation Table will receive benefits under the Supplemental Pension Plan.

                       AGREEMENTS WITH EXECUTIVE OFFICERS

     In December 1994, the Company entered into Change of Control Employment Agreements ('Employment Agreements') with Messrs. F. Gordon Bitter (Senior Vice President--Finance and Accounting), Paul A. Lundberg (Senior Vice President--Services), James E. Martin (Executive Vice President--Operations), Arthur W. Peters (Senior Vice President--Sales and Marketing) and Dennis E. Waller (Senior Vice President-- Engineering and Equipment) and 22 other employees of the Company who are not executive officers. For purposes of such Employment Agreements, a 'Change of Control' includes any of (i) the acquisition by a person or group of 40% or more of the then outstanding voting securities of the Company, (ii) a change in the Board of Directors so that persons who were directors on the date of the Employment Agreement and persons who subsequently become directors whose nomination to the Board was approved by at least two-thirds of the incumbent directors (as defined) cease to be a majority of the Board, (iii) shareholder approval of a merger, reorganization or consolidation on consummation of which beneficial owners of the Company's voting securities immediately before the merger, reorganization or consolidation would no longer own 60% of the voting securities of the resulting entity, (iv) the sale or disposition of all or substantially all of the assets of the Company and
(v) a liquidation or dissolution of the Company. A Change of Control would occur upon consummation of the Offer.

     Each Employment Agreement provides for, among other things, (i) a three-year employment period, beginning on the date of a Change of Control, at an annual base salary equal to at least 12 times the highest monthly salary payable during the 12-month period immediately preceding the change of control,
(ii) a guaranteed annual bonus and (iii) continued participation in the incentive, savings, retirement, welfare and other fringe benefit plans sponsored by the Company.

     If the executive's employment is terminated by the Company (other than for cause (as defined), or by reason of the executive's death or disability), or if the executive terminates employment for good reason (as defined), the executive will receive (i) annual base salary, guaranteed bonus and accrued vacation pay through the date of termination, (ii) previously deferred and unpaid compensation, (iii) an amount equal to three times the sum of the executive's base salary and annualized guaranteed bonus in the year in which the termination occurs, (iv) reimbursement for benefits which would have accrued in three more years and for unvested benefits forfeited under the Company's Supplemental Pension Plan as a result of termination and (v) continuation of all medical, life insurance and other welfare benefits for a period of three years from termination. Payments under each Agreement will be reduced to the extent it is determined that any portion thereof would be nondeductible under Section 280G of the Internal Revenue Code of 1986, as amended (the 'Code') as an 'excess parachute payment.' If payments equal to or in excess of 300% of the executive's 'base amount' (generally the average annual compensation received by the executive over his five most recent tax years) are made to the executive, then all amounts in excess of 100% of the executive's base amount generally constitute 'excess parachute payments' for purposes of the Code. It is anticipated that the payments made to the executive officers under the Employment Agreements after reduction for the portions of (i) the amount of the prorated guaranteed bonus and (ii) the payments made under the Merger Agreement with respect to the value of the executive's unvested options, all as determined by the Company under the proposed regulations issued by the Internal Revenue Service under Code Section 280G, are $437,112 for Mr. Bitter, $456,302 for Mr. Lundberg, $1,181,172 for Mr. Martin, $1,212,549 for Mr. Peters, $431,648 for Mr. Waller and $11,865,054 for all officers with Employment Agreements. It is anticipated that the following bonus payments would be made pursuant to the Bonus Plan if the Effective Time were May 1, 1995: Mr. Schmiege, $150,000, Mr. Bitter, $91,667; Mr. Lundberg, $75,000; Mr. Martin, $91,667; Mr. Peters, $96,073; Mr. Waller, $75,000; and $1,094,899 for all officers with Employment Agreements.

     Under the Merger Agreement, Union Pacific has agreed to cause the surviving corporation to honor the Employment Agreements. In some instances individual employees may enter into employment agreements with Union Pacific or one of its affiliates pursuant to which the rights to payments under the Employment Agreements are extinguished.


     In addition, under the Merger Agreement, Union Pacific has agreed that each individual officer with an Employment Agreement whose employment terminates under the Employment Agreement as described in the second preceding paragraph above and who (i) agrees to receive a lump sum payment in cash of all benefits such officer is entitled to upon termination of employment under the Employment Agreement, (ii) agrees to the amendment of the Stockholders Agreements, dated March 30, 1992 and June 21, 1993 and the Registration Rights Agreement dated July 14, 1989 to provide for their termination and to waive all rights which such officer may have under such agreements and (iii) waives any claims which such officer may have against the Company (other than any rights such officer may have to benefits under the Company's benefit plans and any rights such officer may have to indemnification by the Company as provided in the Merger Agreement as described in Item 3(b) under the caption 'Merger Agreement--Directors' and Officers' Insurance and Indemnification.') will receive a separate payment ('Separate Payment') from the Company in an amount equal to the product of $15.0 million and a fraction, the numerator of which is such officer's individual 1995 annualized compensation (current salary and maximum bonus) and the denominator of which is the total 1995 annualized compensation (current salary and maximum bonus) of all officers with Employment Agreements. As a result of the receipt by an executive of a Separate Payment in addition to payments under such officer's Employment Agreement, portions of the total payments to the executive could constitute 'excess parachute payments,' resulting in non-deductibility of such 'excess parachute payments' to the Company and imposition with respect thereto of a 20% excise tax on the executive.

     If the following executive officers have such a termination of employment under the Employment Agreements and agree to the conditions identified for the receipt of the Separate Payments, it is anticipated that such executive officers would receive Separate Payments in the following amounts: Mr. Bitter, $1,079,220; Mr. Lundberg, $882,998; Mr. Martin, $1,079,220; Mr. Peters,
$1,131,101, Mr. Waller, $882,998 and all officers with Employment Agreements, $15,000,000. Officers who enter into employment agreements with Union Pacific or one of its affiliates will not receive Separate Payments.

     Subject to the employee consenting to the cancellation of his Options, if consent is required by the terms of the Option (whether or not currently exercisable), all outstanding Options under the Company's 1989 Equity Incentive Plan for Key Employees, 1992 Equity Incentive Plan and 1994 Equity Incentive Plan (the 'Option Plans') and certain Rollover Option Agreements will be cancelled by the Company at the Effective Time. Options which have been cancelled on exercise of LSARs will not be considered outstanding for this purpose. In consideration for the cancellation of his or her Options, each employee will receive payment with respect to each Share with respect to which the employee holds an Option in the amount of the excess of the Offer Price over the exercise price. Employees of the Company whom Parent or its affiliates have agreed to employ will be permitted to make an advance election, in lieu of receiving a cash payment, to exchange their Options for options with respect to common stock of Parent having in the aggregate substantially the same terms and conditions, but without change in control features, as the Company Options exchanged therefor. If cash is received in respect of all of their options, the executive officers and all officers with Employment Agreements would receive the following payments as consideration for the cancellation of their Options: Mr. Schmiege, $13,595,982; Mr. Bitter, $737,500; Mr. Lundberg, $493,743; Mr. Martin,
$0; Mr. Peters, $10,381,971; Mr. Waller, $807,976 and all executive officers, $26,017,172.

     In addition, in connection with the retention of Mr. James Martin as Executive Vice President--Operations of the Company, effective May 2, 1994, Mr. Martin, received a payment of $125,000 at the time of his retention, and, based on the recommendation at that time of the Chief Executive Officer, is expected to receive, in addition to his normal compensation, a service bonus of $125,000 when he retires.

                           COMPENSATION OF DIRECTORS

     The Company compensated directors who are not officers or employees of the Company or its principal stockholders (or affiliates thereof) with an annual fee of $50,000. In 1994, such compensation amounted to $50,000 for Mr. Poling. Messrs. Martin, Mossman, Skinner and Thompson participated in the Plan described below. Other directors of the Company do not receive any fees or separate compensation. All directors are reimbursed for out-of-pocket expenses. See 'CERTAIN RELATIONSHIPS AND TRANSACTIONS-- Compensation Committee Interlocks and Insider Participation' for a description of annual management fees received by Blackstone.

     Beginning effective January 1, 1994, non-employee Directors may elect annually in advance to receive fees currently or to defer all or any part of them under the Chicago and North Western Holdings Corp. Directors' Pension and Retirement Savings Plan ('Directors' Pension Plan') and the Chicago and North Western Holdings Corp. Directors' Deferred Compensation Plan ('Directors' Deferred Compensation Plan'). Pursuant to the Directors' Pension Plan, participating directors are awarded matching contributions equal to 50% of the fees which they elect to defer in a year. The Directors' Pension Plan credits participating directors' accounts with contributions, dividends, and gains and losses, as if their accounts are fully invested in shares of the Company's Common Stock. The Directors' Deferred Compensation Plan credits participating directors' deferred fee accounts with a rate of return based on London Interbank Offered Rates (LIBOR) plus one percent.

     Both plans are unfunded. However, the Company has established a trust ('Plan Trust') to hold shares of Common Stock in approximately the amount credited to its participating directors' accounts under the Directors' Pension Plan. The assets of this trust are subject to the claims of the Company's creditors in the event of insolvency or bankruptcy, but are otherwise used to discharge the Company's liabilities under the Directors'

Pension Plan. Each of the participating directors votes any shares held in the trust in the proportion that his account balance under the Directors' Pension Plan is to all account balances under that plan.

  Directors' Pension Plan


     Each of the participating directors votes any shares held in the trust in the proportion that his account balance under the Directors' Pension Plan is to all account balances under that plan.

     Distributions of a director's account balances under both plans are made, in cash, promptly after he retires or otherwise ceases to be a director of the Company. Under the Directors' Deferred Compensation Plan a director may elect, at the time of his election to defer fees for a year, to be paid at the end of a shorter fixed deferral period.

                     CERTAIN RELATIONSHIPS AND TRANSACTIONS

     A predecessor of the Company was acquired in a going-private transaction (the 'Acquisition') in 1989 involving the issuance and sale of Shares to BCP, Donaldson, Lufkin & Jenrette Capital Corporation ('DLJCC') and certain present and former members of the Company's management, and the issuance and sale of convertible preferred stock to Purchaser for a purchase price of $100 million. In April 1992, the Company completed a recapitalization involving, among other things, the sale of Shares in an initial public offering. As part of such recapitalization, Purchaser exchanged its preferred stock (and an additional cash investment in the Company of $28 million) for 10,153,304 Non-Voting Shares. In October 1992, Purchaser purchased 182,000 Shares in the open market and in December 1992, Purchaser purchased 2,000,000 Shares from BCP, all of such Shares having been exchanged by the Company for the same number of Non-Voting Shares. BCP and DLJCC and certain of their respective affiliates (collectively, 'Former Principal Stockholders') sold substantially all of their Shares in July 1993, 500,000 of such Shares (the 'UP Purchase') to Purchaser (which converted the Shares into Non-Voting Shares) and the balance in a secondary public offering (the 'Offering'). The Merger Agreement provides that Union Pacific and the Company will terminate, and will use their reasonable best efforts to cause the other parties thereto to terminate, as of the Effective Time, the Stockholders Agreement, the 1993 Agreement and the Registration Rights Agreement (defined and summarized below).

  Compensation Committee Interlocks and Insider Participation

     During the last fiscal year, Mr. Mossman served as a member of the Compensation and Stock Option Committee. He is a General Partner of BGH which has entered into an agreement for management and advisory services. Mr. Mossman is also a former officer of the Company.

     An agreement among Donaldson, Lufkin & Jenrette Securities Corporation ('DLJSC'), an affiliate of DLJCC, Blackstone and the Company entered into in connection with the Acquisition provided for DLJSC and Blackstone to act as co-investment bankers to the Company with respect to certain transactions and receive investment banking compensation in connection with such transactions to be shared equally between DLJSC and Blackstone. DLJSC's rights described above terminated in July 1992, and Blackstone's rights described above terminated in March 1994.

     Pursuant to a letter agreement dated as of March 24, 1992, Blackstone was retained by the Company to provide strategic and financial advice, and the Company agreed to pay Blackstone fees of $1,000,000 in each of 1992, 1993 and 1994, the last of which installments was paid in November, 1994.


     Blackstone is acting as financial advisor to the Company in connection with the Offer and other matters arising in connection therewith pursuant to the Engagement Letter. The Engagement Letter was entered into in addition to the December Engagement Letter pursuant to which Blackstone had been retained by the Company, effective November 29, 1994, to act as the Company's exclusive financial advisor with respect to various matters, including the Company's discussions and proposed agreement with Union Pacific relating to Union Pacific's then proposed acquisition of Santa Fe Pacific Corporation. Under the terms of the Engagement Letter, Blackstone has agreed to advise and assist the Company in its evaluation of Possible Transactions. The Engagement Letter also provides, among other things, that Blackstone will render an opinion as to the fairness, from a financial point of view, to the Company's common stockholders of the consideration to be received by such stockholders in any Possible Transaction.

     Pursuant to the terms of the Engagement Letter, the Company agreed to pay Blackstone a fee of $6,000,000, less one-half of any retainer fee paid to Blackstone pursuant to the December Engagement Letter. Pursuant to the

December Engagement Letter, the Company paid Blackstone retainer fees totaling $500,000. The Company has also agreed in the Engagement Letter to reimburse Blackstone and its affiliates for its reasonable out-of-pocket expenses and to indemnify Blackstone and its affiliates against certain liabilities, including those relating to or in connection with the Offer.

     BCP and certain of its affiliates are also parties to the Stockholders Agreement, the 1993 Agreement and the Registration Rights Agreement, defined and summarized below.

  Stockholders Agreement

     Under the provisions of the Second Amended and Restated Stockholders Agreement dated as of March 30, 1992, as amended, by and among certain of the Company's executive officers, one former executive officer, the Purchaser and the Company (the 'Stockholders Agreement'), such officers are required to vote their shares for one designee of Purchaser to the Company's Board of Directors. Certain former principal stockholders and certain former executive officers of the Company were originally also parties to the Stockholders Agreement.

     Under the Stockholders Agreement, subject to certain exceptions: (i) if the Purchaser wishes to sell or otherwise dispose of any of its Non-Voting Shares or Shares into which such Non-Voting Shares may be converted (the 'Transfer Securities') to a person other than a party to the Stockholders Agreement or a permitted transferee of such party (a 'Third Party') (excluding a sale or spinoff to the stockholders of Union Pacific) in one transaction or from time to time in different transactions or (ii) if the Company wishes to sell or otherwise dispose of all or substantially all of its assets or all or a part of the East-West Main Line, whether or not a part of the sale of any other assets ('Transfer Assets') (any Transfer Securities together with any Transfer Assets being referred to herein as the 'Offered Assets'), then (a) the Purchaser or a permitted transferee, in the case of a proposed sale by the Company of any

Transfer Assets and (b) the Company, in the case of a proposed sale of Transfer Securities by Purchaser or any of its permitted transferees, shall have a right of first refusal with respect to the Offered Assets at a price specified by Purchaser or the Company, as the case may be (the 'Seller'), exercisable for a period of 45 days following written notice from the Seller of the terms of such proposed sale of Offered Assets (the 'Sale Notice'). Following a party's failure to exercise its right of first refusal, for a period of 400 days from the date of the Sale Notice, the Offered Assets may be sold to a Third Party on terms and conditions no more favorable than those offered to the person having the right of first refusal (each, a 'Rights Offeree'), provided that such sale (x) is at a price in excess of 82.5% of the price at which the Offered Assets were offered to the Rights Offeree and (y) is otherwise on the same general terms and conditions as such offer to the Rights Offeree.

     The Purchaser's right of first refusal with respect to the proposed sale of any Transfer Assets is subject to certain limitations and exceptions and is also subject to ICC approval or exemption, See 'CERTAIN RELATIONSHIPS AND TRANSACTIONS--ICC Order.' In addition, the Purchaser's right of first refusal with respect to the East-West Main Line terminates if, under certain circumstances, the Purchaser fails to exercise its right, and its right of first refusal with respect to the Transfer Assets (except with respect to the East-West Main Line) terminates if the Purchaser, together with its permitted transferees, ceases to own approximately 2,840,000 or more Shares or Non-Voting Shares.

     The Stockholders Agreement generally requires the Company to cooperate with Union Pacific in seeking ICC approval of the common control, within the meaning of the ICC Act, of the rail subsidiaries of Company and Parent. See 'CERTAIN RELATIONSHIPS AND TRANSACTIONS--ICC Order.'

  1993 Agreement

     Pursuant to an agreement dated as of June 21, 1993 by and among the parties to the Stockholders Agreement (the '1993 Agreement'), the Company has agreed that commencing at the 'ICC Effective Time,' as defined below, it will use its best efforts to (i) ensure that there will at all times be three nominees of the Purchaser on the Board of Directors (and, if the Company shall continue to have a staggered Board of Directors, one such nominee will be in Class I (current term expiring in 1996) and two such nominees will be in Class III (current term expiring in 1995)), such efforts to include, if necessary, expanding the Board of Directors, and filling vacancies on the Board of Directors with, and nominating and soliciting proxies for the election of Directors at each annual meeting of the Company's stockholders of, Purchaser nominees and (ii) to ensure that the Board of Directors consists of nine directors, provided that the number of authorized directors may be increased in certain instances to permit the election of the Purchaser's nominees. The obtaining of any approval, exemption or declaratory order of the ICC necessary for the election of such individuals to become effective is referred to herein as the 'ICC Effective Time.' See 'CERTAIN RELATIONSHIPS AND TRANSACTIONS--ICC Order.'


     Pursuant to the 1993 Agreement, Messrs. Schmiege and Peters and one former executive officer of the Company have agreed to vote their Shares and otherwise use their best efforts to ensure that there will at all times after the ICC Effective Time be three nominees of the Purchaser on the Board of Directors, provided that such obligation will not restrict sales of Shares held by the executive officers and will cease with respect to any executive officer if he ceases to be an employee of the Company.

     The provisions of the 1993 Agreement described above will terminate (i) with respect to the two additional Purchaser nominees to the Board of Directors provided for by the 1993 Agreement, if the Purchaser ceases to own at least 20% of the capital stock of the Company of any class or classes, the holders of which are entitled to vote generally in the election of the Board of Directors, and any securities of the Company presently convertible into, or exercisable or exchangeable for, any such capital stock of the Company, including but not limited to the Shares and the Non-Voting Shares (whether or not presently convertible) and (ii) with respect to one of such additional Purchaser nominees, if the Purchaser ceases to own at least 25%, but continues to own at least 20% of such capital stock and securities.

  Registration Rights Agreement

     Pursuant to a Registration Rights Agreement dated as of July 14, 1989, as amended by and among the Company, the Purchaser and certain other parties, Purchaser has the right to require that the Company effect the registration under the Securities Act of all or any part of its Non-Voting Shares, and Purchaser and certain present and former executive officers of the Company have certain piggyback registration rights at such time or times as the Company publicly offers securities.

  Trackage Rights Agreement

     Pursuant to a Trackage Rights Agreement by and between UPRR and the Company, as supplemented and amended by a Supplemental Form of Agreement for UP Trackage Rights, dated as of January 31, 1990 (the 'Trackage Rights Agreement'), which has been approved by the ICC, the Company hauls certain traffic over the east-west main line for UPRR using Company employees, engines and facilities under terms that preserve the Company's revenue on that traffic and at the same time provide the Company with increased revenues in the event of increased UPRR usage under the Trackage Rights Agreement. The Trackage Rights Agreement was further amended by the amendment dated as of December 20, 1990. The Trackage Rights Agreement, as so amended, required the Company to maintain 90% of the east-west main line at Class 5 Federal Railroad Administration ('FRA') standards by the end of 1994. Since December 31, 1992, this condition has been met. In addition, UPRR agreed that if it determined by the end of 1994 that further upgrading of the east-west main line was desirable, it would have provided $35 million of additional debt financing to help the Company achieve the maintenance of 100% of the east-west main line at Class 5 FRA standards by 1996. UPRR did not elect to provide such additional financing. As discussed below, implementation of the Trackage Rights Agreement has been approved by the ICC.

     The trackage rights granted to UPRR under the Trackage Rights Agreement run for a term of 999 years and consist of bridge rights (i.e., rights to haul freight from one end of the east-west main line to the other, but not to originate, terminate or interchange traffic at intermediate points) between Fremont, Nebraska/Council Bluffs, Iowa and points in and around Chicago, Illinois, and full rights throughout the Chicago area, each subject to certain limitations. UPRR retains the option of working with the Company and other railroads on an interline basis rather than handling traffic via the trackage rights. UPRR is allowed to interchange with all rail and non-rail transportation companies in the Chicago area for traffic to and from points not served by the Company or Fox River Valley Railroad Corporation (a Wisconsin regional railroad which purchased its line from the Company and has since been acquired by Fox Valley & Western Railroad, a subsidiary of Wisconsin Central Transportation Company).

     The Trackage Rights Agreement also calls for provision by the Company of terminal services, including switching for UPRR to connecting railroad companies and to and from selected terminal and shipper's facilities. Other services to be provided to UPRR by the Company include locomotive servicing and fueling, locomotive and train inspection, derailment cleanup, bad order repair and clerical services.

     As compensation for the rights and services afforded thereunder, the Trackage Rights Agreement obligates UPRR to pay the Company its revenue per unit (by traffic classifications) of the first quarter of 1989 net of refunds and all appropriate allowance payments, with the level of such compensation to be adjusted upward or downward (subject to a defined minimum rate) in accordance with the percentage increase or decrease of UPRR's net revenue per unit for each trackage right traffic classification. The aforementioned level of compensation will be adjusted every five years to reflect productivity per unit where such adjustment would not reduce the revenue to variable cost ratio below the level prevailing on the date of the Trackage Rights Agreement. In order to provide UPRR with an incentive to increase the traffic subject to the Trackage Rights Agreement, the compensation described above is to be adjusted to reflect UPRR's increase in usage (volume as measured in carloads, trailers or containers) by traffic classification for trackage rights traffic using the East-West Main Line. In addition, the Company is entitled to supplementary compensation for handling empty returns in excess of the number of loads handled. The Trackage Rights Agreement also requires UPRR to reimburse the Company for additional costs associated with certain special services.

     Pursuant to the terms of the Trackage Rights Agreement, UPRR paid the Company approximately $16.3 million in 1992, $18.8 million in 1993 and approximately $23.9 million in 1994.

     In order to ensure provision by the Company of the high level of service and maintenance required under the Trackage Rights Agreement, any material breach of the service or maintenance standards incorporated therein, which is not cured within the period allotted therefor, will result in the entitlement of UPRR to expanded rights in respect of the trackage right lines, including, under certain circumstances, the right to undertake maintenance therefor, to make capital improvements to ensure continued maintenance at Class 5 standards, the immediate right to fully operate its own trains over such lines, and corresponding changes in the compensation provisions for trackage rights.


     The Trackage Rights Agreement further provides that, except in the event of a material breach of the agreement (in which event control of train operations will be held by the party with the greater usage and Union Pacific will be permitted to utilize its own train crews), the Company will be solely responsible for control of train operations on the lines subject to the Trackage Rights Agreement and will conduct the same in a non-discriminatory manner. Absent breach, the Company will also be obligated to provide crews for Union Pacific trains and will in any event bear the same liability for trackage rights traffic as it would have had if such traffic had moved in interline service.

  WRPI Agreements

     The Company and Union Pacific and certain of its subsidiaries are parties to certain agreements entered into in connection with Union Pacific's participation in the financing of Western Railroad Properties, Incorporated ('WRPI') in 1982 and which were restated in December of 1990 when WRPI completed a refinancing (the 'WRPI Refinancing') of indebtedness incurred in connection with the construction of WRPI's rail lines (the 'WRPI Agreements'). Under the WRPI Agreements, a trust for the benefit of a subsidiary of Union Pacific (the 'WRPI Trust') owns approximately one-half of the track constituting the WRPI line and certain support facilities and leases them to WRPI pursuant to a lease agreement (the 'Lease'). During 1992, 1993 and 1994, WRPI paid $17.7 million, $21.8 million and $20.2 million, respectively, to the WRPI Trust for fixed and contingent rent payments under the Lease, excluding rent paid representing debt service to lenders to the WRPI Trust. Another agreement between WRPI and UPRR provides for the manner in which aggregate revenues from jointly transported coal will be divided between them. At the present time, substantially all the coal transported by WRPI out of the Powder River Basin is interchanged with UPRR at South Morrill, Nebraska and is subject to such agreement. In order to secure the performance of WRPI's obligations under the Lease (including rental payments in respect of indebtedness incurred by the WRPI Trust in connection with the WRPI Refinancing) and the other agreements entered into as part of the WRPI Refinancing, all of the capital stock of WRPI is currently pledged to the WRPI Trust. Under the pledge agreement with the WRPI Trust, the Company is required (subject to certain exceptions) to obtain the consent of the WRPI Trust or Union Pacific to any transfer of capital stock of WRPI at any time prior to April of 2001. In addition, the WRPI Trust has a right of first refusal with respect to transfers of the capital stock of WRPI under this agreement and would have the right, unless prohibited by law, to acquire the capital stock of WRPI at the lower of the fair market value and the book value of such shares in the event of: (i) a material breach of the participation and loan agreement entered into in connection with the WRPI Refinancing, which, in the case of a non-monetary breach, would, after expiration of a 60-day grace period, have a material adverse effect on Union Pacific or its affiliates or its interest in WRPI or (ii) a continuing event of default under the Lease.

  Operating Relationship

     In addition to the foregoing, the Company has a substantial operating relationship with UPRR. Approximately 62%, 65% and 67% of the Company's total loads in 1992, 1993 and 1994, respectively, were interchanged with UPRR railroad lines. Additionally, approximately 31%, 34% and 35% of Union Pacific's railroad subsidiaries' total loads in 1992, 1993 and 1994, respectively, were interchanged with the Company's railroad subsidiaries. The Company's east-west main line also links UPRR's primary western routes with eastern railroads in Chicago, providing a direct route for freight service between Chicago and West Coast points. In connection with such interchanges, either or both of Union Pacific's and the Company's railroad subsidiaries may be the party billing the shipper of such interchanged freight, and in cases where one of the parties bills for the entire shipment, such party will periodically remit to the other party the net amount of the proceeds due to such other carrier in accordance with standard industry practice.

  ICC Order

     Provisions of the IC Act require the ICC to approve the acquisition of control over an entity, such as the Company, that controls one or more railroads, by an entity, such as Purchaser, that is under common control with one or more other railroads.

     On January 29, 1993, Union Pacific, UPRR and the Company filed an application with the ICC for an order authorizing the common control, within the meaning of the IC Act, of the rail subsidiaries of the Company and Union Pacific. Union Pacific and the Company requested that the ICC issue an order that would permit Union Pacific to, among other things, convert its Non-Voting Shares into Shares, vote such Shares, acquire additional Shares if it elects to do so and (subject to the approval of the Company) coordinate further the railroad subsidiaries of Union Pacific and the Company, in each case without the need to obtain any further control authorization from the ICC.

     On December 13, 1994, the commissioners of the ICC voted to approve the Control Application, subject to the Labor Condition and the Soo Condition, and issuance by the ICC of a written opinion.

     On March 7, 1995, the ICC issued a written opinion approving the Control Application ('ICC Opinion'). On April 6, 1995 (provided that no stays have been entered by any court or the ICC prior to such time), the approval will be final and effective (the 'ICC Final Approval').

     Pursuant to the Merger Agreement, the Company has agreed to (i) acquiesce in the Labor Condition and the Soo Condition contained in the ICC Opinion, subject to the consummation of the Offer and (ii) cooperate with Union Pacific, and join in any filings or submissions to the ICC, in connection with obtaining the ICC Final Approval, provided that prior to consummation of the Offer, neither the Company nor Union Pacific waive any rights under the Stockholders Agreement with respect to conditions contained in the Final ICC Approval. Under the Stockholders Agreement, the Company is obligated to acquiesce in the Labor Condition and the Soo Condition on the terms described in clause (y) of the following sentence. The Merger Agreement also provides that on or after April 6, 1995 (provided no stays have been entered by any court or by the ICC prior to such time) or on such later date that the parties receive the ICC Final Approval, and if either (x) the Offer has been consummated or (y) the cost of compliance with the Soo Condition contained in the ICC Final Approval can reasonably be determined and Union Pacific shall have fully and adequately indemnified the Company and its affiliates with respect to such cost of compliance and with respect to the cost of improper assertion of rights to labor protection under the Labor Condition (and subject to the Company's rights to determine with Union Pacific the allocation of costs between Union Pacific and the Company of compliance with the Labor Condition), the Company will convert Purchaser's Shares of Non-Voting Shares into Shares and appoint two Union Pacific designees to the Board of Directors.

     Pursuant to the Merger Agreement, the Company has agreed to support, and if requested by Union Pacific, to join in, the application of Union Pacific to the ICC requesting a determination that the terms of the Merger are just and reasonable or, alternatively, a declaratory order of the ICC that no such determination is required, and the Company has agreed to take such further action as is necessary or desirable to obtain such determination or order.

                                EXHIBIT INDEX***

  EXHIBIT
    NO.                                                 DESCRIPTION
- ------------       --------------------------------------------------------------------------------------
Exhibit 1     --   Offer to Purchase dated March 23, 1995 (including the Merger Agreement attached thereto as Annex I).*
Exhibit 2     --   Letter of Transmittal for the Tender of Shares.
Exhibit 3     --   Company Stock Option Agreement, dated March 16, 1995, by and between the Company and the Purchaser.
Exhibit 4     --   Confidentiality Agreement, dated March 10, 1995, between the Company, Union Pacific,
                   Union Pacific Holdings, Inc. and the Purchaser
Exhibit 5     --   Change of Control Employment Agreement between the Company and F. Gordon Bitter
                   (incorporated by reference to Exhibit 10.61 to the 1994 10-K)
Exhibit 6     --   Change of Control Employment Agreement between the Company and Paul A. Lundberg
                   (incorporated by reference to Exhibit 10.62 to the 1994 10-K).
Exhibit 7     --   Change of Control Employment Agreement between the Company and James E. Martin
                   (incorporated by reference to Exhibit 10.63 to the 1994 10-K).
Exhibit 8     --   Change of Control Employment Agreement between the Company and Arthur W. Peters
                   (incorporated by reference to Exhibit 10.64 to the 1994 10-K).
Exhibit 9     --   Change of Control Employment Agreement between the Company and Dennis E. Waller
                   (incorporated by reference to Exhibit 10.65 to the 1994 10-K).
Exhibit 10    --   Joint Press Release issued by the Company and Union Pacific on March 10, 1995
                   (incorporated by reference to Exhibit 99 to the 1994 10-K).
Exhibit 11    --   Joint Press Release issued by the Company and Union Pacific on March 17, 1995
                   (incorporated by reference to Exhibit 99.1 to the 1994 10-K).
Exhibit 12    --   Form of Letter, dated March 23, 1995, to Stockholders of the Company.**
Exhibit 13    --   Opinion of The Blackstone Group L.P.**
Exhibit 14    --   Complaint in Feiwel v. Martin, et. al. (Del. Ch., filed on March 9, 1995) (C.A. No.
                   14109).
Exhibit 15    --   Complaint in Steiner v. Davidson, et. al. (Del. Ch., filed on March 10, 1995) (C.A.
                   No. 14111).
Exhibit 16    --   Complaint in Katz v. Martin, et. al. (Del. Ch., filed on March 10, 1995) (C.A. No.
                   14112).

Exhibit 17    --   Complaint in Kowal, et. al. v. Chicago and North Western Transportation Company, et.
                   al. (Del. Ch., filed on March 13, 1995) (C.A. No. 14115).
Exhibit 18    --   Complaint in Gerber v. Martin, et. al. (Del. Ch., filed on March 13, 1995) (C.A. No.
                   14117).
Exhibit 19    --   Second Participation and Loan Agreement dated as of December 20, 1990 among Western
                   Railroad Properties, Incorporated as Lessee and Citibank, N.A., not individually but solely as Trustee, as Lessor, and UP Leasing Corporation, as Beneficial Owner, and
                   Union Pacific Corporation as Beneficial Owner Parent, and Chicago and North Western
                   Transportation Company and CNW Corporation and Chemical Bank as Administrative Agent
                   and Continental Bank, N.A. and the Long-Term Credit Bank of Japan, Ltd., Chicago
                   Branch, as Co-Agents, and Banque Paribas, New York Branch and Manufacturers Hanover
                   Trust Company as Lead Managers (incorporated by reference to Exhibit 10.19 to the 1990
                   10-K).

  EXHIBIT
    NO.                                                 DESCRIPTION
- ------------       --------------------------------------------------------------------------------------
Exhibit 20    --   Amendment dated as of August 26, 1994, to the Second Participation and Loan Agreement
                   dated as of December 20, 1990 among Western Railroad Properties, Incorporated as
                   Lessee and Citibank, N.A., Trustee under the Trust Agreement, as Lessor, and UP
                   Leasing Corporation, as Beneficial Owner, and Union Pacific Corporation, as Beneficial
                   Owner Parent, and Chicago and North Western Railway Company, as successor to Chicago and North Western Transportation Company and CNW Corporation, and Chemical Bank, as
                   Administrative Agent and Continental Bank N.A. and The Long-Term Credit Bank of Japan,
                   Ltd., Chicago Branch, as Co-Agents, and Banque Paribas, New York Branch, as Lead
                   Manager (incorporated by reference to Exhibit 4.14a to the 3rd Quarter 1994 10-Q).
Exhibit 21    --   Second Amended and Restated Stockholders' Agreement, dated as of March 30, 1992, among
                   Chicago and North Western Holdings Corp., CNW Corporation, Chicago and North Western
                   Transportation Company, Blackstone Capital Partners L.P., Blackstone Family Investment
                   Partnership L.P., Blackstone Advisory Directors Partnership L.P., Chemical
                   Investments, Inc., The Prudential Insurance Company of America, DLJ Capital
                   Corporation, Union Pacific Corporation, UP Rail, Inc. and the Management Group
                   (incorporated by reference to Exhibit 10.2 to the 1992 Form S-1).
Exhibit 22    --   Letter Agreement dated October 1, 1992 releasing certain persons from the Second
                   Amended and Restated Stockholders Agreement (incorporated by reference to Exhibit
                   10.2a to the 1992 10-K).
Exhibit 23    --   Agreement dated as of December 1, 1992 among Chicago and North Western Holdings Corp.,
                   Blackstone Capital Partners, L.P., Blackstone Family Investment Partnership, L.P.,
                   Blackstone Advisory Directors Partnership, Chemical Investments Inc., Prudential
                   Insurance Company of America, DLJ Capital Corporation, Union Pacific Corporation, UP
                   Rail, Inc., CNW Corporation, Chicago and North Western Transportation Company and the
                   Management Group (incorporated by reference to Exhibit 10.2b to the 1992 10-K).
Exhibit 24    --   Registration Rights Agreement, dated as of July 14, 1989, among Chicago and North
                   Western Holdings Corp., Blackstone Capital Partners L.P., DLJ Capital Corporation,
                   Union Pacific Corporation and the Management Group (the 'Registration Rights
                   Agreement') (incorporated by reference to Exhibit 10.3 to Form S-4).
Exhibit 25    --   Amendment No. 1 to Registration Rights Agreement, dated as of July 24, 1989
                   (incorporated by reference to Exhibit 10.4 to Form S-4).
Exhibit 26    --   Exchange Agreement between Chicago and North Western Holdings Corp. and UP Rail, Inc.
                   dated March 30, 1992 (incorporated by reference to Exhibit 10.5 to the 1992 10-K).

Exhibit 27    --   Agreement for Modification of Joint Line Agreement and for Interim Trackage Rights
                   dated April 21, 1986 (incorporated by reference to Exhibit 10.11 to Form S-4).
Exhibit 28    --   Agreement for UP Trackage Rights, dated as of July 14, 1989, by and among Union
                   Pacific Railroad Company, Missouri Pacific Railroad Company, CNW Corporation and
                   Chicago and North Western Transportation Company (incorporated by reference to Exhibit
                   10.60 to Form S-4).
Exhibit 29    --   Supplemental Form of Agreement for UP Trackage Rights, dated as of January 31, 1990
                   (incorporated by reference to Exhibit 10.39 to the 1990 10-K).
Exhibit 30    --   Amendment to Agreement for UP Trackage Rights dated as of December 20, 1990
                   (incorporated by reference to Exhibit 10.40 to the 1990 10-K).

  EXHIBIT
    NO.                                                 DESCRIPTION
- ------------       --------------------------------------------------------------------------------------
Exhibit 31    --   Agreement as of June 21, 1993 among Chicago and North Western Holdings Corp.,
                   Blackstone Capital Partners L.P., Blackstone Family Investment Partnership II L.P.,
                   Blackstone Advisory Directors Partnership L.P., Chemical Investments, Inc., The
                   Prudential Insurance Company of America, DLJ Capital Corporation, Donaldson, Lufkin &
                   Jenrette Securities Corporation, Union Pacific Corporation, UP Rail, Inc., CNW
                   Corporation, Chicago and North Western Transportation Company, Chicago and North
                   Western Acquisition Corporation, UP Leasing Corporation and certain individuals
                   (incorporated by reference to Exhibit 10.59 to 1993 10-K).
Exhibit 32    --   Letter agreement dated December 14, 1994 between Chicago and North Western
                   Transportation Company and The Blackstone Group L.P. for financial advisory services
                   (incorporated by reference to Exhibit 10.60 to 1994 10-K).
Exhibit 33    --   Letter Agreement dated March 3, 1995, between Chicago and North Western Transportation
                   Company and The Blackstone Group L.P. for financial services.

- ------------------
  * The following Sections of the Offer to Purchase are hereby incorporated by reference in this Statement: 'SPECIAL FACTORS--Background of the Transaction,' '--Recommendation of the Board of Directors of the Company:
    Fairness of the Transaction,' '--Opinion of the The Blackstone Group L.P.,' '--Summary of Presentation Materials to the Board,' '--Interests of Certain Persons in the Transaction,' 'THE MERGER AGREEMENT,' 'Annex I--Agreement and Plan of Merger dated as of March 16, 1995 by and among the Company, Union Pacific and Purchaser,' including the Conditions to the Tender Offer (Annex A thereto). No other section of the Offer to Purchase is incorporated by reference in this Statement or shall be deemed filed with the SEC by the Company for purposes of the Exchange Act.

 ** Included in copies mailed to stockholders.

*** Certain Company exhibits are incorporated by reference to previous filings of the Company as defined below:

            Quarterly Report of Chicago and North Western Transportation Company for the quarter ended September 30, 1994 (the '3rd Quarter 1994 10-Q').


            The Form S-4 filed by Chicago and North Western Holdings Corp., file number 33-30874 (the 'Form S-4').

            The Form S-1 filed on March 27, 1992 by Chicago and North Western Holdings Corp., file number 33-45265 (the '1992 Form S-1').

            The Annual Report of Chicago and North Western Holdings Corp. on Form 10-K for the year ended December 31, 1990, file number 33-30874 (the '1990 10-K').

            The Annual Report of Chicago and North Western Holdings Corp. on Form 10-K for the year ended December 31, 1992, file number 33-30874 (the '1992 10-K').

            The Annual Report of Chicago and North Western Holdings Corp. on Form 10-K for the year ended December 31, 1993, file number 33-30874 (the '1993 10-K').

            The Annual Report of Chicago and North Western Transportation Company on Form 10-K for the year ended December 31, 1994, file number 33-30874 (the '1994 10-K').

     Note: On May 6, 1994, the name of Chicago and North Western Holdings Corp.
           was changed to Chicago and North Western Transportation Company and the name of its wholly-owned subsidiary, Chicago and North Western Transportation Company was changed to Chicago and North Western Railway Company.